WM. WRIGLEY JR. COMPANY
2004 annual report

(part of
everyday life)

Wrigley brands woven into the fabric of everyday life around the world … this is our vision. All around the globe, Wrigley associates are making this vision a reality by building and nurturing our brands, connecting with consumers and delivering some of the most recognized, best-loved and trusted confections in the world.

a refreshing break, an eye-opening boost . . .
(Wrigley keeps it fresh)

Wrigley’s innovation makes everybody’s daily routine a little less so by offering confectionery products that are distinctive in their quality and their benefits. Development of cool mints, great tasting dental candies and drops that provide a stimulating menthol lift has expanded the variety that Wrigley offers consumers, and extended equity-rich brands into whole new confectionery categories.

Extra®, Eclipse®, Excel® and Winterfresh® are providing freshness to consumers around the world in a whole new format. Mint products under these brands are complementing existing gum offerings, contributing to brand franchise growth and meeting the needs of consumers on the go in Europe, the United States and Canada. Orbit Drops® and Airwaves® candies continue to increase distribution across Europe and Asia, expanding brand consumption with consumers that already love Wrigley gums and reaching out to consumers new to these great Wrigley brands through their differentiating benefits.

Innovation at Wrigley will be fueled further in 2005 with the completion of the Global Innovation Center, a state-of-the-art campus that will be the center for consumer-driven advances in confections.

a special treat, a sweet thing to share . . .
(Wrigley makes people smile)

For kids around the world, or just the young at heart, Wrigley products are a treat that satisfies that craving for sweet and adds a little fun to every day.

Wrigley’s Hubba Bubba® family of products continues to wow kids with creative and engaging products including Bubble Tape™, Bubble Jug™, Sweet Roll™ and Mix & Match™. With the launch of Hubba Bubba Max™ in the U.S. this year, big, bubble-blowing chunks were reintroduced to a new generation of fans.

In 2004, Wrigley also increased its offerings for kids and accelerated product diversification through the acquisition of Joyco. The addition of Pim Pom® lollipops and Boomer® bubble gums has complemented an expanding portfolio of fun-filled products that kids love. Also, with the addition of single piece bubble gum and lollipop items, Wrigley’s portfolio becomes increasingly accessible and affordable in developing Wrigley marketplaces like India and China.

a familiar experience, a simple pleasure . . .
(Wrigley says quality in any language)

From Brooklyn to Beijing, the Wrigley Company has built brands that stand for quality, great taste and value in more than 180 countries. This remarkable stable of iconic, global brands is one of Wrigley’s great strengths. But, just as important as their global reputation, is their local appeal.

Tailoring to address the diversity and tastes of different cultures, Wrigley creates products that are relevant to consumers whether they are in Delhi or Dublin. An excellent example of this customization is Wrigley’s world-famous Juicy Fruit®. Now more than 111 years strong, Juicy Fruit comes in unique sugar and sugarfree flavors, a variety of formats and an assortment of package styles – yet consistently, the Juicy Fruit identity shines through. So while meeting the needs of specific geographies, Wrigley continues to nurture this vibrant heritage brand.

Thorough coverage of available channels of distribution assures that our brands are widely accessible, while the development of meaningful and compelling advertising creates a bond with consumers and makes Wrigley brands a familiar part of every day life. The recipe for success in any geography comes from a deep understanding of our consumers and a commitment to delighting them – wherever they may be.

eclipse
PLEASANTLY INTENSE
Orbit
Extra
SPEARMINT • MENTHE VERTE
WRIGLEY'S
DOUBLEMINT
CHEWING GUM
Hubba Bubba
Winterfresh
Big Red
Juicy Fruit
Cool Air
NEW
COOL BURST
FREEDENT
CHLOROPHYLL
Airwaves
Breathe Free
Lemon Ice
SIN AZUCAR
SUGAR FREE
SOLANO
Soft
Sour Cherry
Lemon
Hubba Bubba
Mix & Match
Bubble Gum
Airwaves
Cool Cassis
SANS SUCRE
ZONDER SUIKER
Extra

Alpine
Cherry • Cerise
excel
mints • menthes
Wrigley's
Extra
New Flavor!
Wildberry Frost
Wrigley's
Extra
Mints
Lasting Freshness
Sin Azúcar
Sugar Free
Solano
Corazón de Café
Coffee Candy
Orbit
Wrigley's
Orbit
Professional
Sugarfree Gum
Wrigley's
Extr
new
Wrigley's
Hubba Bubba
Max
Wrigley's
Juicy Fruit
Apple
Wrigley's
Extra
Long Lasting
Durable
Peach • Pêche
Sin Azúcar
Sugar Free
Solano
Menta Nata
Mint & Cream
Freedent
Alpine
Wrigley's

Financial Highlights
In thousands of dollars except per share amounts

	2004	2003

Net Sales	$3,648,592	$3,069,088
Net Earnings	$492,954	$445,894
Per Share of Common Stock (basic and diluted)	$2.19	$1.98
Dividends Paid	$207,803	$194,633
Per Share of Common Stock	$.925	$.865
Additions to Property, Plant and Equipment	$220,322	$220,259
Stockholders’ Equity	$2,178,684	$1,820,821
Return on Average Equity	24.70%	26.70%
Stockholders of Record at Close of Year	41,376	40,954
Average Shares Outstanding (000)	224,637	224,963

For additional historical financial data see page 28.

To Our Stockholders and the Worldwide Wrigley Team:

In the dynamic environment of 2004, the Wrigley Company continued to do what it does best – understand consumer needs around the globe and address them with high quality, great-tasting, innovative and value-added confectionery products. By focusing on our strengths and executing with excellence against our long-term strategic plan, we once again delivered record shipments, sales and earnings. We not only grew our core chewing gum business, but we also increased our variety of confections – some developed internally and some acquired – to firmly establish us as a broader-based competitor in the overall confectionery marketplace.

Additionally, we enjoyed a record-setting year in terms of new product activity, with more than four dozen product and packaging launches around the Wrigley world in 2004, as well as the successful introduction of a number of recently acquired Joyco brands into new countries. We secured nearly a dozen new patents last year, and approval is pending on several dozen more, positioning us to sustain a healthy level of innovation through 2005 and beyond.

During this past year, we also took some concrete steps to better align our organization with the internal mindset that we refer to as the Wrigley Confectionery Company. We instituted a new corporate structure under Ron Waters, our Chief Operating Officer, to enable us to more effectively reach our consumers, partner with our customers and challenge our competitors. First, we unified our global commercial operations, which has greatly facilitated consumer and customer knowledge transfer across regions. We also centralized our Supply Chain function around the world, so that our Manufacturing and Distribution operations could be more smoothly integrated with our Marketing and Innovation initiatives. Finally, we created a formal Strategy & Business Development group that has helped to sharpen and focus our strategic analytical and M&A capabilities, as well as increase the breadth of our view and the depth of our plans for the future.

Complementing the operational and strategic organizational changes has been the recent restructuring of our Marketing team. In our desire to develop and grow large global brands with locally sensitive and relevant executions of our strategic initiatives, we have realigned our global marketing structure from a geography-driven model to one centered on global benefit delivery platforms. We have a passion for getting to know our consumers and, as a result, have gained significant insights into their buying habits. Those insights led us to establish late last year a marketing system of collaborative, cross-regional teams organized around consumer benefits that now drive our business worldwide.

We believe that this new marketing structure will help us extend our ability to promote our products successfully, build solid relationships with customers, and win against competition. With these teams now in place, we will be able to further accelerate innovation and brand building around the Wrigley world.

All regions contributed to our success this past year. Across the U.S. and Canada, economies remained strong, and value-added products like Orbit®, Eclipse® and Excel®,

with their innovative packaging, continued their robust growth – the latter two in both pellet gum and breath mint formats. In both countries, particularly Canada, we saw intensified competitive activity on store shelves and in the media. As a result, the confectionery segments in which we participate had above-average growth in 2004. In Mexico, we made some significant changes in the format and packaging of our leading chewing gum brands to better align our offerings with consumer preferences and make us more competitive in the marketplace. Our new and fast-growing business in Doublemint®, Juicy Fruit® and Winterfresh® pellets will help to ensure that our factory in Silao, Mexico, will have plenty of orders to fill when it begins operations during the second quarter of 2005.

For most of our EMEAI region (Europe, Middle East, Africa and India), the combination of modest growth and modest inflation kept economies on a fairly steady track, with some stronger performances recorded by countries in East and Central Europe. For Wrigley, sugar-free products – such as Orbit in Russia and Extra® in the U.K. – continue to drive our results in the region. In fact, we have taken the dental benefit marketing campaigns for our sugar-free offerings to the next level across a number of Western and Central European geographies by expanding the distribution of our dental candies and by launching our Dental Professional whitening gum products.

In Asia, there was no reoccurrence of the health scares of a year ago, and we saw the recovery of a number of local economies and sales of our brands, led by excellent growth of our business across China. Additionally, the combination of more aggressive competition and packaging innovations that focused on functionality, convenience and value sparked growth of the overall gum category in that region.

Our organic growth was and will continue to be a key element of our success. In 2004, however, we also grew by acquisition – completing one and initiating another.

These activities caught the attention of the media and the investment community because we had not been especially active in this area previously. The truth is that we have a wealth of talent and expertise that enable us to identify, analyze and integrate acquisitions successfully. Let me emphasize, however, that we are not in any way “hungry” for acquisitions. What we are is strategic and thorough in analyzing potential acquisitions; and if the fit, the timing and the growth potential are right, then we are capable of executing them with excellence.

We have been very pleased, for example, with the integration of the Joyco acquisition and the performance of its brands for us. Products from Joyco accounted for nearly half the sales gains we achieved across our EMEAI and Asia regions in the second half of 2004.

Overall, our plan for Joyco
remains on track – from the
unification of extensive sales forces
in Spain and China to the
bottom-line financial impact.

Based on our success to date, we see additional opportunities for expanding the geographic footprint of brands like Boomer® bubble gum, Pim Pom® lollipops and Solano® hard candies to new regions. Additionally, we are looking to increase the efficiency of the production and distribution of those brands, as well as create new and exciting confectionery offerings through the combined capabilities and technologies of Wrigley and Joyco.

We are also excited about the possibilities and potential of the Kraft acquisition; however, because that transaction is still undergoing regulatory review, there is little that I can say about it at present. What I can say is that we have a comprehensive preparation plan in place, so that once the acquisition is approved and closed, we will be ready to implement that plan immediately. Given the Wrigley track record of building great brands for the long-term from scratch, our innovation, supply chain and commercial teams are more than ready to apply their talents to brands that are already strong and have quality pedigrees like Life Savers®, Crème Savers®, Altoids®, Trolli® and Sugus®.

While acquisitions may garner headlines, it is the more basic efforts – often behind the scenes and out of the spotlight – that pave the way for long-term business success. In my past few letters, I have noted our progress on our global SAP implementation, which we call WeB Esprit. I am pleased to report that this ambitious four-year initiative to fully integrate our worldwide business and finance systems and processes has been successfully completed and is already having a positive effect on our operations across six continents.

The common language and processes of SAP have increased communication, collaboration and efficiency throughout our supply chain. Despite the tremendous increase in the complexity of our product portfolio over the past year, we have been able to reduce our inventory levels as a percentage of sales. WeB Esprit has also helped shorten cycle and changeover times, which, in turn, have lowered costs. Additionally, in combination with the tighter alignment across Supply Chain, Marketing and Innovation, our new systems have made us more nimble and flexible in responding to the ebbs and flows of demand and other changes in the marketplace. Moreover, this new IT “backbone” is robust enough to support additional cutting-edge applications that will allow us to continue to build “best in class” processes for manufacturing, distribution, innovation, customer service, marketing and human resources.

Throughout the challenges we faced and the changes and the innovations we made last year, the heart and soul of the Wrigley Company remained alive and well. Nothing so dramatically affirmed our values as the tremendous outpouring of concern from Wrigley associates to the victims of the tsunami that devastated so many in South Asia and East Africa. Although direct impact on our operations was minimal, in true Wrigley fashion, thoughts and words were immediately translated into actions. From lunchroom collections by team members in the Munich regional office to the donation of a day’s pay by employees at our locations in India, support for the victims of this tragedy have poured out from our people around the world. The Company’s Foundation is making both direct and matching donations to the relief efforts, but it is the smaller, individual contributions and expressions of sympathy from our global associates that bring our values to life and confirm for me that the essence of who we are remains steadfast.

Among the guardians of our heart and soul is the Wrigley Board of Directors. Our Directors share their keen insights with us and do not hesitate to probe and challenge our decisions. Their commitment to the Wm. Wrigley Jr. Company makes our business and our organization better. I would like to offer a special word of thanks to Penny Pritzker, who is leaving the Board this year after a decade of dedicated service to devote more time to managing her family businesses. In addition to being a steady hand through a period of tremendous growth and change, this past year she took on the challenge of chairing the Board’s Corporate Governance Committee – a significant responsibility, particularly in the wake of Sarbanes-Oxley. With Penny and her committee’s guidance and support as well as hard work by our Finance and Legal departments, we mastered the challenges presented by this legislation and, in the process, learned that we were ahead of the curve in compliance and disclosure controls. We will miss Penny as a wise counselor, and we thank her for all she has done for the Wrigley organization.

From the Board Room to the sales office to the factory floor, the people who work here make the Wrigley Company a very special place. I am proud to lead this organization and deeply appreciate the extraordinary efforts of our people, who consistently deliver strong core business performance while simultaneously implementing strategic initiatives that will lay the foundation for our long-term, generational growth.

During all of the organizational changes and initiatives that we have undertaken in recent years, we have been able to depend upon our Wrigley associates who have continually stepped up to new challenges without hesitation – taking on new responsibilities, relocating, learning new skills, and supporting or filling in for colleagues assigned to special projects.

As I’ve said before, at the
heart of any successful individual
or organization is the ability to
understand and relate to other people
and the commitment to treat everyone
with trust, dignity and respect.

I believe that one of my primary responsibilities is to preserve and nurture this unique culture of performance and caring as well as uphold the set of values that underpin our continued success.

I know I speak for the nearly 15,000 Wrigley associates when I say that I am confident that the best is yet to come. We very much appreciate the strong support of our shareholders and stakeholders around the world, and we promise to maintain our focus on delivering the value, the strong returns and the success that we have all come to expect from Wrigley.

Sincerely,

William Wrigley, Jr.
Chairman, President and Chief Executive Officer

Board of Directors

Committees of the	WILLIAM WRIGLEY, JR.	MELINDA R. RICH
Board of Directors	Director of the Company since 1988	Director of the Company since 1999
	Joined the Wm. Wrigley Jr. Company in 1985	Joined Rich Products Corp. in 1986
AUDIT	Chairman of the Board since 2004, President	Executive Vice President of Innovation since
	and Chief Executive Officer since 1999	1997 and Director since 1998
Richard K. Smucker, Chairman	Senior Vice President (1999)	President, Rich Entertainment Group,
	Vice President (1991-98)	since 1994
Howard B. Bernick		Director, M & T Bank Corp. (Buffalo, NY)
JOHN F. BARD
Melinda R. Rich	Director of the Company since 1999	STEVEN B. SAMPLE
	Executive Vice President,	Director of the Company since 1997
Alex Shumate	Wm. Wrigley Jr. Company (1999-2000)	President, University of Southern California,
	Senior Vice President,	since 1991
COMPENSATION	Wm. Wrigley Jr. Company (1991-99)	Director, Unova, Inc.
	Director, Sea Pines Associates, Inc.	Director, AMCAP Fund, Inc.
Thomas A. Knowlton, Chairman	Director, Weight Watchers International, Inc.	Director, American Mutual Fund, Inc.

Howard Bernick	HOWARD BERNICK	ALEX SHUMATE
	Director of the Company since 2001	Director of the Company since 1998
Steven B. Sample	Joined Alberto-Culver Company in 1977	Joined law firm of Squire, Sanders &
	President and Chief Executive Officer since	Dempsey in 1988
Alex Shumate	1994, and Director since 1986	Managing Partner of the Columbus
Office since 1991
CORPORATE	THOMAS A. KNOWLTON	Director, Nationwide Financial Services, Inc.
GOVERNANCE	Director of the Company since 1996
	Dean-Faculty of Business, Ryerson	RICHARD K. SMUCKER
Penny Pritzker, Chairman	University, since 2000	Director of the Company since 1988
	Executive Vice President, Kellogg Company	Joined The J. M. Smucker Company in 1972
John F. Bard	(1992-98)	Chief Financial Officer (2003-2004)
	President, Kellogg North America (1994-98)	Co-CEO since 2001
Melinda R. Rich		President since 1987
	PENNY PRITZKER	Director since 1975
Steven B. Sample	Director of the Company since 1994	Director, Sherwin-Williams Company
Chairman, Classic Residence by Hyatt, since 1987
President, Pritzker Realty Group L.P., since 1991
Director, Hyatt Corporation and Hyatt
International Corporation

(L to R) Alex Shumate, Tom Knowlton, Steven Sample, Bill Wrigley, Jr., Howard Bernick, Melinda Rich, John Bard, Penny Pritzker, Richard Smucker

Elected Officers

WILLIAM WRIGLEY, JR.	DONAGH HERLIHY
Chairman of the Board, President	Vice President and Chief
and Chief Executive Officer	Information Officer

RONALD V. WATERS	PHILIP C. JOHNSON
Chief Operating Officer	Vice President — People,
Learning and Development

PETER R. HEMPSTEAD
Senior Vice President —	SHAUN KIM
Worldwide Strategy and	Vice President —
New Business	Worldwide Engineering

SURINDER KUMAR	PATRICK D. MITCHELL
Senior Vice President and	Vice President —
Chief Innovation Officer	Worldwide Procurement

DUSHAN PETROVICH	JON ORVING
Senior Vice President and	Vice President — International and
Chief Administrative Officer	Managing Director — North Region

DARRELL R. SPLITHOFF	STEFAN PFANDER
Senior Vice President —	Chairman of Europe
Worldwide Supply Chain

ALAN J. SCHNEIDER
REUBEN GAMORAN	Vice President and Treasurer
Vice President and Chief
Financial Officer
RALPH P. SCOZZAFAVA
Vice President and Managing
HOWARD MALOVANY	Director — North America/Pacific
Vice President, Secretary
and General Counsel
MICHAEL F. WONG
Vice President — International
DONALD E. BALSTER	and Managing Director — Asia
Vice President —
Worldwide Manufacturing
A. RORY FINLAY
Senior Director — Global Branding
VINCENT C. BONICA
Vice President — Worldwide
Gum Base Operations

Around the globe, Wrigley and its associates work towards creating an environment that is productive and fun...

The Wrigley Company is particularly pleased that in 2004/2005, the Company has been recognized as a great place to work on two continents.

2005 marks Wrigley’s debut on FORTUNE magazine’s list of “100 Best Companies to Work For.” On this list, which includes a quality group of U.S. companies, Wrigley ranked 77th overall and 28th among medium-sized companies, and in the “top ten” for two key workplace dimensions. Wrigley is one of just five packaged consumer goods companies and the only confectionery company on the list. Companies are chosen for the list based on an employee survey and a culture assessment that rate four areas: credibility (communication to employees), respect (opportunities and benefits), fairness (compensation, diversity), and pride/camaraderie (philanthropy, celebrations.)

Wrigley Canada earned spot #41 on Hewitt’s ‘The 50 Best Employers in Canada’ list for 2005. In Hewitt’s Best Employers in Canada study, employees determine the best places to work in the country. Employees at participating organizations complete a confidential survey, providing insight into best practices that effectively meet employee needs and ultimately drive business results.

In the United Kingdom, Wrigley was listed #53 in the Sunday Times Top 100 ‘Best UK Companies to Work For’ in its 2004 survey. This is the first time that Wrigley UK participated in the survey, which is used to rank companies based on information from employees. The questionnaire asked for feedback on issues including relationships with managers, personal growth, well-being and whether people felt adequately rewarded.

These awards are a positive recognition of the Company’s values and its commitment to Wrigley associates worldwide.

Management’s Discussion and Analysis
of Results of Operations and Financial Condition

Dollar and share amounts in thousands except per share figures

The Management’s Discussion and Analysis reviews the Company’s results of operations, liquidity and capital resources, critical accounting policies and estimates, and certain other matters. This discussion should be read in conjunction with the consolidated financial statements and related notes contained in this Annual Report.

OVERVIEW

The Wm. Wrigley Jr. Company achieved double digit volume, sales and earnings growth in 2004 compared to 2003. Earnings per share were $2.19, up 11% on global sales growth of 19%.

Sales increases were primarily driven by worldwide shipment growth of 14%. The solid performance of Wrigley businesses across all regions and the acquisition of certain confectionery assets of the Joyco Group (Joyco), completed on April 1, 2004 drove the increased volume. The North America region, particularly the U.S., experienced positive product mix with the popularity of the higher priced Orbit and Eclipse products, along with steady volume growth. The EMEAI (principally Europe) region experienced strong volume growth due to the impact of the Joyco acquisition and strong volume performances across most geographies. The Asia region experienced a rebound from the 2003 SARS outbreak, with strong volume growth in China and the impact of the Joyco acquisition contributing to the increase in net sales. Other Geographic Regions (the Pacific and Latin America regions) also provided a lift to volume and sales growth primarily due to increased shipments in Australia and Mexico.

In 2004, currency had a positive impact to net earnings and earnings per share. On a per share basis, translation of stronger foreign currencies, across all regions, to a weaker U.S. dollar contributed $0.13 of the $0.21 increase to earnings per share. The Company maintains a strong global presence; therefore, future exchange rate fluctuations will continue to impact the results of operations.

The Company operates in an environment which includes both global and regional competitors. These competitors include Cadbury and Mars on a global scale and Lotte and Perfetti in the Asia and EMEAI regions, respectively. The Company will continue to allocate resources to address the challenges of the competition by supporting current brands through creative advertising and marketing campaigns, focusing on merchandising and selling efforts, introducing new products, and optimizing manufacturing capabilities.

RESULTS OF OPERATIONS

Net Sales

2004 vs. 2003
Consolidated net sales for 2004 increased $579,504 or 19% from 2003. Higher worldwide shipments, including the introduction of new products and the impact of the Joyco acquisition, increased net sales by 11%. Favorable product mix increased net sales by 2% while selected selling price changes increased net sales by 1%. Translation of foreign currencies to a weaker U.S. dollar increased reported net sales by approximately 5%. New products accounted for 19.2% of net sales in 2004.

North America net sales in 2004 increased $105,933 or 9% compared to 2003. Higher shipment volume in the U.S. and Canada increased net sales by 2%. Favorable product mix increased net sales 6%, mainly due to increased sales of Eclipse, Orbit, and Juicy Fruit pellets in the U.S. Finally, North America net sales increased 1% as a result of translation of the stronger Canadian dollar to a weaker U.S. dollar.

EMEAI (principally Europe) 2004 net sales increased $329,099 or 23% compared to 2003. Overall shipments increased by 14%, including 7% from the sales of Joyco products. The remaining 7% increase in shipments was led by growth in the Eastern/Central European geographies of Russia and Ukraine and the Western European countries of the U.K. and Spain. Selected selling price changes increased net sales by 1%. Lastly, translation of stronger European currencies, primarily the Euro, British pound and Polish zloty, to a weaker U.S. dollar increased net sales by 8%.

Asia 2004 net sales increased $79,223 or 25% compared to 2003. Overall shipments increased by 21%, including 8% from the sales of Joyco products. The remaining 13% increase in shipments was due to growth in China, Vietnam, and Taiwan, due in part to a rebound from the 2003 SARS outbreak. Favorable product mix increased net sales by 3% due primarily to increased sales of Extra in China and the introduction of Airwaves Drops in Taiwan. Lastly, translation of a stronger New Taiwan dollar to a weaker U.S. dollar increased net sales by 1%.

Other Geographic Regions (the Pacific and Latin America regions) 2004 net sales increased $31,694 or 25% over 2003. Higher volume in Australia and Mexico increased net sales by 17%. Unfavorable product mix primarily in the Latin America region decreased net sales by 4%. Translation of the stronger Australian and New Zealand dollars to a weaker U.S. dollar increased net sales by 12%.

2003 vs. 2002
Consolidated net sales for 2003 increased $322,770 or 12% from 2002. Net sales for 2003 were favorably affected by higher worldwide shipments, selected selling price increases and translation of foreign currencies to a weaker U.S. dollar. Higher worldwide shipments including the introduction of new products, increased net sales by 4%. Selected selling price changes increased net sales by 1%. Translation of foreign currencies to a weaker U.S. dollar increased reported net sales by approximately 7%. New products accounted for 17.1% of net sales in 2003.

North America 2003 net sales increased $70,922 or 6% compared to 2002. Higher shipment volume in the U.S. and Canada increased net sales by 5%. In addition, net sales were increased by 1% as a result of translation of the stronger Canadian dollar to a weaker U.S. dollar.

EMEAI 2003 net sales increased $238,841 or 20% over 2002. Unit volume increased net sales by 8% over 2002, led by growth in the Western European geographies of France, Germany, the U.K., and Spain and the Eastern/Central European geographies of Russia, Poland, and Ukraine. Lastly, translation of the stronger European currencies, primarily the Euro, British pound and Polish zloty, to a weaker U.S. dollar, increased net sales in this region by 12%.

Asia 2003 net sales increased $512, essentially unchanged compared to 2002. Favorable product mix and selected selling price increases in Taiwan and Philippines contributed 1% to net sales growth. Lower shipment volume mainly due to the SARS outbreak in Vietnam and Taiwan, decreased net sales by 1%.

Other Geographic Regions 2003 net sales increased $14,313 or 13% over 2002. Selected selling price increases in the Pacific region contributed 2% to net sales growth. Favorable product mix with higher sales of Extra in Australia, increased net sales by 1%. Lower shipment volume, primarily in Mexico, decreased net sales by 6%. Finally, translation of the stronger Pacific region currencies to a weaker U.S. dollar increased net sales in these regions by 16%.

Operating Income
The following table presents components of operating income as a percentage of net sales. “Other” expense reported in merchandising and promotion includes brand research spending and royalty fees paid to third parties.

	2004	2003	2002

Gross Profit	55.9%	57.1%	56.8%
Selling, General and Administrative
Advertising	(12.0)%	(12.1)%	(13.2)%
Merchandising and Promotion/Other	(6.0)%	(6.2)%	(5.0)%
Selling and Other Marketing	(9.7)%	(9.6)%	(9.2)%
General and Administrative	(8.4)%	(8.0)%	(8.1)%
Total Selling, General and Administrative	(36.1)%	(35.9)%	(35.5)%
Operating Income*	19.7%	21.2%	21.3%

* May not total due to rounding

2004 vs. 2003
Consolidated 2004 operating income increased $70,857 or 11% from 2003. Across all regions, the translation of stronger foreign currencies to a weaker U.S. dollar increased operating income by $46,315 or 7%. Gross profit increased $286,942 or 16% compared to 2003 due to higher volume and the impact of exchange, offset by lower gross margins. Gross margin as a percentage of net sales decreased 1.2 percentage points mainly due to Joyco’s lower margin product portfolio. Translation of stronger foreign currencies increased gross profit $95,979 or 5%. Selling, general and administrative (SG&A) expense increased $216,085 or 20% from 2003 mainly due to higher spending across all regions, the impact of the Joyco operations, and foreign exchange. Translation of stronger foreign currencies to a weaker U.S. dollar increased SG&A by $49,664 or 5%.

North America 2004 operating income increased $32,122 or 10% from 2003. The translation of a stronger Canadian dollar to a weaker U.S. dollar increased operating income by $3,840 or 1%. Gross profit increased $41,376 or 6% from 2003 due to higher volume and the impact of exchange offset by lower gross margins. Gross margin as a percentage of net sales decreased 1.3 percentage points primarily due to higher product costs and charges related to an early retirement program for certain employees at U.S. factories. Translation of a stronger Canadian dollar increased gross profit $6,843 or 1%. SG&A expense increased $9,254 or 3% compared to 2003 mainly due to higher advertising cost offset by lower merchandising and promotion (M&P) expense in the U.S. The impact of foreign exchange increased SG&A by $3,003 or 1%.

EMEAI operating income increased $52,460 or 14% from 2003. The translation of stronger European currencies to the U.S. dollar increased operating income $35,962 or 9%. Gross profit was up $199,083 or 23% compared to 2003 primarily due to higher shipments  and the impact of exchange, offset by slightly lower gross margins. Gross margin as a percentage of net sales decreased slightly as Joyco’s lower margin product portfolio was mostly offset by favorable product mix. Translation of stronger European currencies to the U.S. dollar increased gross profit $78,095 or 9%. SG&A expense increased $146,623 or 31% from 2003 mainly due to the impact of foreign exchange and the Joyco operations. In addition, higher selling expense in Russia and France, in support of improving sales infrastructure, and higher advertising and M&P spending in Russia, Germany and France contributed to the increase. The impact of foreign exchange increased SG&A by $42,133 or 9%.

Asia operating income increased $6,776 or 8% compared to 2003. The translation of a stronger New Taiwan dollar to the U.S. dollar increased operating income $1,221 or 1%. Gross profit was up $34,529 or 17% from 2003 due to higher shipments, offset by lower gross margins. Gross margin as a percentage of net sales decreased 3.5 percentage points primarily due to Joyco’s lower margin product portfolio. Translation of a stronger New Taiwan dollar increased gross profit $1,784 or 1%. SG&A expense increased $27,753 or 26% from 2003 mainly due to increased advertising and M&P spending in China and the impact of the Joyco operations. The impact of foreign exchange increased SG&A by $563 or 1%.

Other Geographic Regions 2004 operating income decreased $5,365 or 15% compared to 2003. The translation of stronger Australian and New Zealand dollars to the U.S. dollar increased operating income $4,223 or 12%. Gross profit increased $7,837 or 12% from 2003 mainly due to higher volume and exchange, offset by unfavorable product mix. Translation of Australian and New Zealand dollars to the U.S. dollar increased gross profit $8,187 or 12%. SG&A expense increased $13,202 or 41% from 2003 primarily due to higher general administrative expense and advertising spending in support of the Mexico business. The impact of foreign exchange increased SG&A by $3,964 or 12%.

All Other 2004 operating expense increased $15,136 or 9% compared to 2003. The increase in expense was primarily due to increased research and development spending and expenses related to the Joyco integration.

2003 vs. 2002
Consolidated 2003 operating income increased $64,288 or 11% from 2002. The translation impact of stronger foreign currencies to the U.S. dollar increased operating income $49,862 or 9%. Gross profit was up $192,039 or 12% compared to 2002 primarily due to higher shipments, improved gross margins, and foreign exchange. Gross margin as percentage of net sales increased 0.3 percentage points primarily due to selected selling price changes and slightly lower product costs. Translation of stronger foreign currencies to a weaker U.S. dollar increased gross profit $104,195 or 7%. SG&A expense increased $127,751 or 13% from 2002. The increase is mainly due to higher spending in the EMEAI region and foreign exchange. Translation of stronger foreign currencies to a weaker U.S. dollar increased SG&A $54,333 or 6%.

North America 2003 operating income increased $26,884 or 9% from 2002. The translation of a stronger Canadian dollar to a weaker U.S. dollar increased operating income by $2,967 or 1%. Gross profit was up $38,984 or 6% from 2002 primarily due to higher shipments and foreign exchange, offset by slightly lower gross margins. Gross margin as a percentage of net sales decreased slightly primarily due to unfavorable product mix which was mostly offset by lower product costs. Translation of a stronger Canadian dollar to a weaker U.S. dollar increased gross profit

$7,615 or 1%. SG&A expense increased $12,100 or 4% from 2002 mainly due to higher M&P expense and foreign exchange. The impact of foreign exchange increased SG&A $4,648 or 1%.

EMEAI operating income increased $35,909 or 10% from 2002. Translation of stronger European currencies to a weaker U.S. dollar increased operating income by $42,825 or 12%. Gross profit was up $135,590 or 19% primarily due to higher shipments and foreign exchange, offset by lower gross margins. Gross margin as a percentage of net sales decreased 0.7 percentage points primarily due to higher product costs. Translation of stronger European currencies to a weaker U.S. dollar increased gross profit $88,091 or 12%. SG&A expense increased $99,681 or 26% compared to 2002. The increase is mainly due to higher selling and other marketing expenses in Russia, Germany, and the U.K. and increased M&P spending in the U.K., Germany, and Russia. The impact of foreign exchange increased SG&A $45,266 or 12%.

Asia operating income increased $963 or 1% compared to 2002. Translation had a minimal impact compared to 2002. Gross profit was up $8,966 or 5% mainly due to favorable gross margins offset by lower volume. Gross margin as a percentage of net sales increased 2.7 percentage points primarily due to favorable product mix and selected selling price increases in Taiwan. SG&A expense increased $8,003 or 8% mainly due to increased advertising spending in Korea and China and increased general administrative expense in China.

Other Geographic Regions 2003 operating income increased $10,121 or 41% compared to 2002. The impact of stronger Australian and New Zealand dollars to the U.S. dollar increased operating income $5,026 or 20%. Gross profit was up $12,716 or 23% from 2002, mainly due to higher gross margins and exchange, offset by lower volume. Gross margin as a percentage of net sales was up 4.5%, mainly due to selected selling price increases in Australia and New Zealand and favorable mix in Australia. Translation of stronger currencies to a weaker U.S. dollar increased gross profit $9,586 or 18%. SG&A expense increased $2,595 or 9% compared to 2002 due primarily to higher selling and administrative expense in Australia. The impact of foreign exchange increased SG&A $4,560 or 15%.

All Other 2003 operating expense increased $9,589 or 6% compared to 2002. The increase in expense was primarily due to increased investment in information technology and research and development spending, partially offset by the absence of costs connected with the 2002 exploration of a business combination with Hershey Foods Corporation.

Investment Income
The Company earns investment income primarily from the cash, cash equivalents, and short-term investment balances it maintains throughout the year. In 2004, consolidated investment income was $11,871 compared to $9,608 in 2003. The increase was due to higher overall cash balances and worldwide yields partially offset by the absence of 2003 gains from the sale of certain marketable equity securities.

In 2003, consolidated investment income was $9,608 compared to $8,918 in 2002. The increase reflected gains from the sale of certain marketable equity securities and higher worldwide cash balances, which were partially offset by lower worldwide yields.

Other Expense
In 2004, other expense was $11,594, compared to $7,429 in 2003. The increase was mainly due to interest expense on the use of the Company’s line of credit and a loss on land held for sale in the U.S.

In 2003, other expense was $7,429, compared to $10,571 in 2002. The decrease in expense was primarily due to market-driven portfolio gains in 2003, compared with losses in 2002, associated with the cash surrender value of company-owned life insurance.

Income Taxes
Income taxes in 2004 were $227,542, up $21,895 or 11% from 2003. The result is due to an increase in pretax earnings of $68,955 or 11%, as the consolidated effective tax rates were 31.6% for both 2004 and 2003.

Income taxes in 2003 were $205,647, up $23,751 or 13% from 2002. The result is due primarily to an increase in pretax earnings of $68,120 or 12%. The consolidated effective income tax rate in 2003 was 31.6%, compared to 31.2% in 2002.

Net Earnings
Consolidated net earnings in 2004 totaled $492,954, up $47,060 or 11% from 2003. On a basic and diluted per share basis, net earnings were $2.19, an increase of $.21 or 11% from 2003.

Consolidated net earnings in 2003 totaled $445,894, up $44,369 or 11% from 2002. On a basic and diluted per share basis, net earnings were $1.98, an increase of $.20 or 11% from 2002.

Pending Acquisition
On November 14, 2004, the Company agreed with Kraft Foods Global, Inc. to purchase certain of its confectionery assets. Under terms of the agreement, the Company will pay approximately $1.48 billion, which will be funded from a credit facility the Company is negotiating for the purpose of this transaction.

The transaction includes the purchase of brands such as LifeSavers, Creme Savers and Altoids as well as other local and regional brands. In addition, the transaction includes the purchase of certain production facilities in the United States and Europe. The purchase will provide additional diversification in key categories of mints and hard and chewy candy, expand the product offering to customers worldwide, add scale and brand depth to the innovation pipeline, and increase efficiency across the Company’s confectionery supply chain.

This transaction, including one-time costs, is expected to be slightly dilutive to earnings in the first full year of combined operations and accretive thereafter. The proposed acquisition is subject to customary closing conditions, including regulatory clearances. The Company expects to complete the transaction mid-2005.

LIQUIDITY AND CAPITAL RESOURCES

Operating Cash Flow and Current Ratio
Net cash provided by operating activities in 2004 was $724,507 compared with $645,495 in 2003 and $374,435 in 2002. The increase from 2003 was primarily due to reduced levels of working capital investment and increased net earnings in 2004 versus 2003, partially offset by an increase in pension and post-retirement plan contributions of $36,000. The increase in 2003 compared to 2002, was primarily due to increased net earnings, reduced levels of working capital investment in 2003 versus 2002 and a decrease in pension and post-retirement plan contributions of

$77,800 in 2003 compared to 2002. The Company had a current ratio (current assets divided by current liabilities) in excess of 2.0 to 1 at December 31, 2004 and in excess of 2.7 to 1 at December 31, 2003. The Company’s 2004 current ratio has decreased primarily due to a draw on the Company’s line of credit and extended payment terms on certain inventory purchases.

Additions to Property, Plant and Equipment
Capital expenditures for 2004 were $220,322, an increase of $63 from the 2003 capital expenditures. The slight increase is due to spending on the Company’s new innovation facility offset by decreased spending on factory expansion. Capital expenditures for 2003 were $220,259, an increase of $3,387 from the 2002 capital expenditures. The increase was due primarily to higher spending on worldwide manufacturing capacity, offset by decreased spending on the Company’s global ERP systems project. Additions to property, plant and equipment in 2005 are expected to be somewhat higher than 2004 levels and are planned to be funded from the Company’s cash flow from operations.

Share Repurchases
In 2004, the Company repurchased 1,435 shares totaling $84,985, including 1,433 shares totaling $84,895 under the Board of Directors authorized Share Repurchase Program and 2 shares totaling $90 under the shareholder approved Management Incentive Plan (MIP). At December 31, 2004, $360,343 is available for repurchase under the Share Repurchase Program. In 2003, the Company repurchased 822 shares totaling $44,842, including repurchases under the Board of Directors authorized Share Repurchase Program of 809 shares totaling $44,021. In 2003, the Company also repurchased 13 shares totaling $821 under  the shareholder approved MIP.

On August 18, 2004, the Company’s Board of Directors authorized future share repurchases of up to $300,000. The authorization was in addition to the January 28, 2004 authorization by the Company’s Board of Directors to repurchase shares up to $100,000.

Line of Credit
In connection with the Joyco acquisition, the Company entered into a $300 million unsecured line of credit under which $130 million was drawn upon on April 1, 2004. On October 1, 2004, the Company repaid $40 million on the line of credit. As of

December 31, 2004 the amount outstanding on the line of credit was $90 million, which is expected to be repaid in 2005. The interest rate on the line of credit is variable and is indexed to LIBOR. In 2004, the Company paid an annual facility fee and additional fees based on amounts drawn. The line of credit expires on March 19, 2007.

Contractual Obligations
The Company enters into arrangements that obligate the Company to make future payments under contracts such as leases and unconditional purchase obligations. The Company enters into these arrangements in the normal course of business in order to ensure adequate levels of raw materials, office and warehousing space and machinery, equipment or services for significant capital projects. Of these items, the capital lease obligations totaled $98 and $4,082 and are recognized as liabilities in the Company’s Consolidated Balance Sheets at December 31, 2004 and 2003, respectively. Operating lease obligations and unconditional purchase obligations, which total $906,225 at December 31, 2004, are primarily related to normal anticipated raw material requirements for 2005, and are not recognized as liabilities in the Company’s Consolidated Balance Sheets in accordance with generally accepted accounting principles.

A summary of the Company’s contractual obligations, including the line of credit, at the end of 2004 is as follows:

	PAYMENTS DUE BY PERIOD

Contractual Obligations	Total	Less than 1 Year	2-3 Years	4-5 Years	Thereafter

Operating Leases	$69,057	18,366	28,816	16,446	5,429
Purchase obligations	837,168	656,347	171,315	9,506	—
Line of Credit	90,000	90,000	—	—	—

Total	$996,225	764,713	200,131	25,952	5,429

Additionally, the Company does not have any contractual obligations with related parties that materially affect the Company’s results of operations, cash flows or financial condition.

OTHER MATTERS

Critical Accounting Policies and Estimates
The Company’s significant accounting policies are discussed in the notes to the consolidated financial statements. The application of certain of these policies requires significant judgments or an estimation process that can affect the results of operations, financial position and cash flows of the Company, as well as the related footnote disclosures. The Company bases its estimates on historical experience and other assumptions, as discussed below, that it believes are reasonable. If actual amounts are ultimately different from previous estimates, the revisions are included in the Company’s results of operations for the period in which the actual amounts become known. The accounting policies and estimates with the greatest potential to have a significant impact on the Company’s operating results, financial position, cash flows and footnote disclosures are as follows:

Marketing and Promotional Programs —The Company’s significant marketing and promotional programs include introductory allowances, promotional and performance allowances, slotting fees and coupon redemption costs and are recorded as reductions of revenue. The Company enters into promotional arrangements, primarily with its retail customers, many of which require periodic payments based on estimated total-year purchases of the Company’s products. Therefore, the Company is required to estimate these future purchases on a routine basis in order to properly account for these payments. In addition, the Company routinely commits to one-time promotional programs with customers that require the Company to estimate the ultimate cost of each promotional program and accrue that cost until paid. The Company tracks its commitments for promotional programs and, using historical experience, estimates and records an accrual at the end of each period for the earned, but unpaid, costs of promotional programs. While actual amounts paid may differ from these estimates, management believes that its estimates of promotional accruals fairly represent future requirements.

Allowance for Doubtful Accounts — In the normal course of business, the Company extends credit to customers that satisfy pre-defined credit criteria. An allowance for doubtful accounts, which is reported as part of accounts receivable, is determined through an analysis of the aging of accounts receivable, assessments of collectibility based on historical trends, assessing the credit worthiness of its customers, and an evaluation of current and projected economic conditions at the balance sheet date. Actual collections of accounts receivable could differ from management’s estimates due to changes in future economic or industry conditions or specific customers’ financial condition.

Valuation of Long-lived Assets — Long-lived assets, primarily property, plant and equipment, are reviewed for impairment as events or changes in circumstances occur indicating that the amount of the asset reflected in the Company’s balance sheet may not be recoverable. An estimate of undiscounted cash flows produced by the asset, or the appropriate group of assets, is compared to the carrying value to determine whether impairment exists. The estimates of future cash flows involve considerable management judgment and are based upon assumptions about expected future operating performance. The actual cash flows could differ from management’s estimates due to changes in business conditions, operating performance, and economic conditions.

Pension and Other Post-Retirement Plan Benefits —TheCompany sponsors pension and other post-retirement plans in various forms covering substantially all employees who meet eligibility requirements. Independent actuaries perform the required calculation to determine pension and other post-retirement plan expense, in accordance with accounting principles generally accepted in the U.S. Several statistical and other factors which attempt to anticipate future events are used in calculating the expense and liability related to the plans. These factors include assumptions about the discount rate, expected return on plan assets, rate of future employee compensation increases and trends in healthcare costs. In addition, the Company also uses actuarial assumptions such as withdrawal and mortality rates to estimate these factors. The actuarial assumptions used by the Company may differ from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences may impact the amount of pension and post-retirement liability and expense recorded by the Company.

In 2005, the Company will decrease the long-term rate of return assumption for the assets in its U.S. Plans from 8.75% to 8.50%. In addition, the discount rate used to determine pension cost for the U.S. Plans will decrease from 6.25% to 5.75%. Excluding the impact of early retirement programs, the Company expects 2005 US. pension expense to increase approximately $4,000.

Income Taxes — Deferred income taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting using tax rates in effect for the years in which the differences are expected to reverse. Federal income taxes are provided on that portion of the income of foreign subsidiaries that is expected to be remitted to the United States and be taxable, but not on the portion that is considered to be permanently invested in the foreign subsidiary. The Company, along with third-party advisers, periodically reviews assumptions and estimates of the Company’s probable tax obligations using historical experience in tax jurisdictions and informed judgments.

Market Risk
Inherent in the Company’s operations are certain market risks related to changes in foreign currency exchange rates, interest rates, and the equity markets. Changes in these factors could cause fluctuations in the Company’s net earnings, cash flows, and to the fair values of market risk sensitive financial instruments. In the normal course of business, the Company identifies these risks and mitigates their financial impact through its corporate policies and hedging activities. The Company’s hedging activities include the use of derivative financial instruments. The Company uses derivatives only when the hedge is highly effective and does not use them for trading or speculative purposes. The counterparties to the hedging activities are highly rated financial institutions. Additional information regarding the Company’s use of financial instruments is included in the notes to the consolidated financial statements.

Foreign Exchange Risk — The Company’s primary area of market risk is foreign currency exchange rate risk. The Company is exposed to fluctuations in foreign currency primarily in the following areas: the translation of foreign currency earnings to U.S. dollars; cash flows related to inventory purchases and sales and the value of foreign currency investments in subsidiaries. The Company’s primary exchange rate exposure is with the Euro, British pound, Polish zloty and the Canadian and Australian dollars against the U.S. dollar. The Company enters into foreign currency exchange contracts to facilitate managing foreign currency risk related to inventory purchases and sales, and investments in foreign subsidiaries. All contracts have been designated as hedges of anticipated foreign currency transactions, transactional exposures, or the value of foreign currency investments in subsidiaries.

The following table summarizes the foreign currency forward exchange contracts held at December 31, 2004. All contracts are valued in U.S. dollars using December 31, 2004 exchange rates and expire on or before December 31, 2005.

(US$ equivalents in thousands)	Contract Amount	Average Contractual Exchange Rate

Receive CAD/Sell USD	$58,805.77
Receive EUR/Sell GBP	55,896.69
Receive USD/Sell CAD	50,951	1.24
Receive USD/Sell GBP	33,056.55
Receive EUR/Sell USD	29,125	1.32
Receive GBP/Sell EUR	22,247	1.44
Receive PLN/Sell EUR	20,557	4.59
Receive USD/Sell EUR	16,390.82
Receive EUR/Sell SEK	16,280	9.14
Receive USD/Sell RMB	15,172	8.25
Receive EUR/Sell CZK	15,110	32.03
Receive USD/Sell AUD	11,415	1.41
Receive EUR/Sell ILS	7,565	5.76
Receive AUD/Sell NZD	7,512	1.13
Receive EUR/Sell NOK	6,512	8.36
Receive EUR/Sell AUD	5,766	1.75
Receive USD/Sell PLN	5,668	3.69
Receive EUR/Sell SKK	5,510	40.86
Receive EUR/Sell HUF	5,187	269.24
Receive USD/Sell TWD	4,201	33.41
Receive EUR/Sell CHF	2,202.65
Receive EUR/Sell TWD	1,682	41.64
Receive GBP/Sell SEK	1,564	12.89
Receive USD/Sell NZD	1,181.69
Receive GBP/Sell AUD	758	2.52
Receive GBP/Sell HUF	139	413.93

Total forward exchange contracts outstanding as of December 31, 2004 were $400,451. In addition, the Company had $68,544 in options to receive EUR/sell USD and $72,995 in options to receive USD/sell EUR.

The Company’s strategy for utilization of derivative financial instruments in managing foreign currency exchange rate risk exposures described above is consistent with the prior year. Changes in the portfolio of financial instruments are a function of the results of operations and the market effects on foreign currency exchange rates. The Company’s derivative instruments are highly effective as hedges of the underlying cash flow, air value or net investments. Therefore, any reasonably possible near-term changes in market rates do not result in material near-term losses in future earnings, air values, or cash flows.

Other Market Risks — The Company’s exposure to interest rate and equity price risk would not a have a significant impact on future earnings, air value or cash flows.

Forward-Looking Statements
Statements contained in this report may be considered to be forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. The Company wishes to ensure that such statements are accompanied by meaningful cautionary statements to comply with the safe harbor under the Act. The Company notes that a variety of factors could cause actual results to differ materially from the anticipated results or expectations expressed in these forward-looking statements. Important factors that may influence the operations, performance, development and results of the Company’s business include global and local business and economic conditions; currency exchange and interest rates; ingredient, labor, and other operating costs; insufficient or under-utilization of manufacturing capacity; destruction of all or part of manufacturing facilities; labor strikes or unrest; political or economic instability in local markets; war or acts of terrorism; competition and other industry trends; retention of preferred retail space; effectiveness of marketing campaigns or new product introductions; consumer preferences, spending patterns, and demographic trends; legislation and governmental regulation; accounting policies and practices; and successful acquistion and intergration of certain confectionery assets of Kraft Foods Global, Inc.

We caution the reader that the list of factors may not be exhaustive. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Quarterly Data
In thousands of dollars except per share amounts

Consolidated Results

	Net Sales	Cost of Sales	Net Earnings	Net Earnings Per Share (Basic and Diluted)

2004
First Quarter	$812,151	353,766	110,983	0.49
Second Quarter	957,906	417,886	139,205	0.62
Third Quarter	916,675	407,944	125,776	0.56
Fourth Quarter	961,860	430,382	116,990	0.52

Total	$3,648,592	1,609,978	492,954	2.19

2003
First Quarter	$672,393	281,974	97,019	0.43
Second Quarter	792,614	328,616	125,930	0.56
Third Quarter	782,877	346,264	113,068	0.50
Fourth Quarter	821,204	360,562	109,877	0.49

Total	$3,069,088	1,317,416	445,894	1.98

Market Prices
Although there is no established public trading market for the Company’s Class B Common Stock, these shares are at all times convertible into shares of Common Stock on a one-for-one basis and are entitled to identical dividend payments. The Common Stock of the Company is listed and traded on the New York and Chicago Stock Exchanges. The table below presents the closing high and low sales prices for the two most recent years on the New York Stock Exchange.

	2004 High	2004 Low	2003 High	2003 Low

First Quarter	$59.63	55.23	57.49	51.05
Second Quarter	63.86	58.66	58.90	54.25
Third Quarter	63.72	59.78	56.96	52.00
Fourth Quarter	69.73	62.20	57.49	54.44

Dividends
The following table indicates the quarterly breakdown of aggregate dividends declared per share of Common Stock and Class B Common Stock for the two most recent years. Dividends declared in a quarter are paid in the following quarter.

	2004	2003

First Quarter	$.235	.220
Second Quarter	.235	.220
Third Quarter	.235	.220
Fourth Quarter	.235	.220

Total	$.940	.880

Selected Financial Data
In thousands of dollars and shares, except per share amounts, stockholders of record and employees

Operating Data

	2004	2003	2002	2001

Net Sales	$3,648,592	3,069,088	2,746,318	2,401,419
Cost of Sales	1,609,978	1,317,416	1,186,685	1,030,129
Income Taxes	227,542	205,647	181,896	164,380
Net Earnings*	492,954	445,894	401,525	362,986
Per Share of Common Stock (basic and diluted)	2.19	1.98	1.78	1.61
Dividends Paid	207,803	194,633	181,232	167,922
Per Share of Common Stock	.925	.865	.805	.745
As a Percent of Net Earnings	42%	44%	45%	46%
Dividends Declared Per Share of Common Stock	.940	.880	.820	.760
Average Shares Outstanding	224,637	224,963	225,145	225,349

	2000	1999	1998	1997

Net Sales	2,126,114	2,045,227	1,990,286	1,923,963
Cost of Sales	932,802	923,631	894,988	892,751
Income Taxes	150,370	136,247	136,378	122,614
Net Earnings*	328,942	308,183	304,501	271,626
Per Share of Common Stock (basic and diluted)	1.45	1.33	1.31	1.17
Dividends Paid	159,138	153,812	150,835	135,680
Per Share of Common Stock	.701	.664	.650	.585
As a Percent of Net Earnings	48%	50%	50%	50%
Dividends Declared Per Share of Common Stock	.701	.740	.655	.595
Average Shares Outstanding	227,037	231,722	231,928	231,928

	1996	1995	1994

Net Sales	1,835,987	1,754,931	1,596,551
Cost of Sales	859,414	820,478	737,239
Income Taxes	128,840	126,492	122,746
Net Earnings*	230,272	223,739	230,533
Per Share of Common Stock (basic and diluted)	.99	.96	.99
Dividends Paid	118,308	111,401	104,694
Per Share of Common Stock	.510	.480	.450
As a Percent of Net Earnings	51%	50%	45%
Dividends Declared Per Share of Common Stock	.510	.495	.470
Average Shares Outstanding	231,966	232,132	232,716

Other Financial Data

	2004	2003	2002	2001

Net Property, Plant and Equipment	$1,142,620	956,180	836,110	684,379
Total Assets	3,166,703	2,527,371	2,108,296	1,777,793
Working Capital	787,940	825,797	620,205	581,519
Stockholder’s Equity	2,178,684	1,820,821	1,522,576	1,276,197
Return on Average Equity	24.7%	26.7%	28.7%	30.1%
Stockholders of Record at Close of Year	41,376	40,954	40,534	38,701
Employees at Close of Year	14,800	12,000	11,250	10,800
Market Price of Stock
High	69.73	58.90	58.90	53.30
Low	55.23	51.05	44.21	42.94

	2000	1999	1998	1997

Net Property, Plant and Equipment	607,034	599,140	520,090	430,474
Total Assets	1,574,740	1,547,745	1,520,855	1,343,126
Working Capital	540,505	551,921	624,546	571,857
Stockholder’s Equity	1,132,897	1,138,775	1,157,032	985,379
Return on Average Equity	29.0%	26.8%	28.4%	28.9%
Stockholders of Record at Close of Year	37,781	38,626	38,052	36,587
Employees at Close of Year	9,800	9,300	9,200	8,200
Market Price of Stock
High	48.31	50.31	52.16	41.03
Low	29.94	33.25	35.47	27.28

	1996	1995	1994

Net Property, Plant and Equipment	388,149	347,491	289,420
Total Assets	1,233,543	1,099,219	978,834
Working Capital	511,272	458,683	413,414
Stockholder’s Equity	897,431	796,852	688,470
Return on Average Equity	27.2%	30.1%	36.5%
Stockholders of Record at Close of Year	34,951	28,959	24,078
Employees at Close of Year	7,800	7,300	7,000
Market Price of Stock
High	31.44	27.00	26.94
Low	24.19	21.44	19.06

*includes amounts related to factory closure — net gain of $6,763 or $.03 per share in 1998, and net costs of $2,145 or $.01 per share and $12,990 or $.06 per share in 1997 and 1996, respectively; and nonrecurring net gain on sale of Singapore property in 1994 of $24,766 or $.11 per share

Management’s Report on Internal Control Over Financial Reporting

Management of the Wm. Wrigley Jr. Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Securities Exchange Act of 1934 Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004 as required by the Securities Exchange Act of 1934 Rule 13a-15(c). In making this assessment, we used the criteria set forth in the framework in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control–Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2004.

Our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which appears on page 32.

Wm. Wrigley JR. COMPANY

Chicago, Illinois
February 7, 2005

Report Of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of the Wm. Wrigley Jr. Company:

We have audited the accompanying consolidated balance sheets of the Wm. Wrigley Jr. Company and associated companies (the “Company”) at December 31, 2004 and 2003 and the related consolidated statements of earnings, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 7, 2005 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Chicago, Illinois
February 7, 2005

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of the Wm. Wrigley Jr. Company

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that the Wm. Wrigley Jr.Company and associated companies (the “Company”) maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004 is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of the Company as of December 31, 2004 and 2003 and the related consolidated statements of earnings, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2004 and our report dated February 7, 2005 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Chicago, Illinois
February 7, 2005

Consolidated Statement of Earnings
In thousands of dollars except per share amounts

	2004	2003	2002

EARNINGS
Net sales	$3,648,592	3,069,088	2,746,318
Cost of sales	1,609,978	1,317,416	1,186,685

Gross profit	2,038,614	1,751,672	1,559,633
Selling, general and administrative expense	1,318,395	1,102,310	974,559

Operating income	720,219	649,362	585,074
Investment income	11,871	9,608	8,918
Other expense	(11,594)	(7,429)	(10,571)

Earnings before income taxes	720,496	651,541	583,421
Income taxes	227,542	205,647	181,896

Net earnings	$492,954	445,894	401,525

PER SHARE AMOUNTS
Net earnings per share of Common Stock (basic and diluted)	$2.19	1.98	1.78

Dividends paid per share of Common Stock	.925	.865	.805

See accompanying accounting policies and notes.

Consolidated Balance Sheet
In thousands of dollars

	2004	2003

ASSETS
Current assets:
Cash and cash equivalents	$628,553	505,217
Short-term investments, at amortized cost	22,764	22,509
Accounts receivable
(less allowance for doubtful accounts: 2004-$11,682 ; 2003-$9,232)	356,389	328,862
Inventories:
Finished goods	135,527	127,839
Raw materials, work in process and supplies	262,580	222,129

	398,107	349,968
Other current assets	65,336	67,170
Deferred income taxes - current	34,761	23,826

Total current assets	1,505,910	1,297,552
Marketable equity securities, at fair value	16,970	16,239
Deferred charges and other assets	250,158	186,770
Goodwill and other intangibles	210,806	37,482
Deferred income taxes - noncurrent	40,239	33,148
Property, plant and equipment, at cost:
Land	53,209	50,499
Buildings and building equipment	555,375	422,468
Machinery and equipment	1,464,903	1,272,226

	2,073,487	1,745,193
Less accumulated depreciation	930,867	789,013

Net property, plant and equipment	1,142,620	956,180

TOTAL ASSETS	$3,166,703	2,527,371

In thousands of dollars and shares

	2004	2003

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Line of credit	$90,000	—
Accounts payable	216,764	134,888
Accrued expenses	271,236	206,360
Dividends payable	52,821	49,469
Income and other taxes payable	76,554	75,611
Deferred income taxes — current	10,595	5,427

Total current liabilities	717,970	471,755
Deferred income taxes — noncurrent	88,112	82,919
Other noncurrent liabilities	181,937	151,876
Stockholders’ equity:
Preferred Stock — no par value
Authorized: 20,000 shares
Issued: None
Common Stock — no par value
Common Stock
Authorized: 400,000 shares
Issued: 2004 - 198,930 shares; 2003 - 191,964 shares	13,254	12,790
Class B Common Stock — convertible
Authorized: 80,000 shares
Issued and outstanding: 2004 - 33,511 shares; 2003 - 40,477 shares	2,242	2,706
Additional paid-in capital	17,764	8,342
Retained earnings	2,435,838	2,152,566
Common Stock in treasury, at cost (2004 - 7,670 shares; 2003 - 7,581 shares)	(346,087)	(320,450)
Accumulated other comprehensive income:
Foreign currency translation adjustment	44,936	(42,692)
Gain (loss) on derivative contracts	758	(1,902)
Unrealized holding gains on marketable equity securities	9,979	9,461

	55,673	(35,133)

Total stockholders’ equity	2,178,684	1,820,821

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$3,166,703	2,527,371

See accompanying accounting policies and notes.

Consolidated Statement of Cash Flows
In thousands of dollars

	2004	2003	2002

OPERATING ACTIVITIES
Net earnings	$492,954	445,894	401,525
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	141,851	120,040	85,568
Loss on retirements of property, plant and equipment	12,417	15,510	1,014
(Increase) Decrease in:
Accounts receivable	25,706	9,718	(55,288)
Inventories	(3,213)	(11,426)	(31,858)
Other current assets	8,937	(16,195)	1,304
Deferred charges and other assets	(48,911)	(2,244)	(78,585)
Increase (Decrease) in:
Accounts payable	43,013	27,442	756
Accrued expenses	43,595	23,972	33,416
Income and other taxes payable	(6,070)	9,011	(3,715)
Deferred income taxes	(7,014)	7,947	19,082
Other noncurrent liabilities	21,242	15,826	1,216

Net cash provided by operating activities	724,507	645,495	374,435
INVESTING ACTIVITIES
Additions to property, plant and equipment	(220,322)	(220,259)	(216,872)
Proceeds from retirements of property, plant and equipment	2,468	8,581	5,017
Acquisition, net of cash acquired	(264,477)	—	—
Purchases of short-term investments	(40,464)	(43,369)	(41,177)
Maturities of short-term investments	40,453	48,077	44,858

Net cash used in investing activities	(482,342)	(206,970)	(208,174)
FINANCING ACTIVITIES
Dividends paid	(207,803)	(194,633)	(181,232)
Common Stock purchased, net	(28,409)	(22,532)	(16,402)
Borrowings under the line of credit, net	90,000	—	—

Net cash used in financing activities	(146,212)	(217,165)	(197,634)
Effect of exchange rate changes on cash and cash equivalents	27,383	4,581	2,864

Net increase (decrease) in cash and cash equivalents	123,336	225,941	(28,509)
Cash and cash equivalents at beginning of year	505,217	279,276	307,785

Cash and cash equivalents at end of year	$628,553	505,217	279,276

SUPPLEMENTAL CASH FLOW INFORMATION
Income taxes paid	$234,800	192,646	173,010

Interest paid	$3,879	1,724	1,636

Interest and dividends received	$11,871	9,621	8,974

See accompanying accounting policies and notes.

Consolidated Statement of Stockholders’ Equity
In thousands of dollars and shares

	Common Shares Outstanding	Common Stock	Class B Common Stock	Additional Paid-in Capital	Retained Earnings	Common Stock In Treasury	Accumulated Other Comprehensive Income	Stock- holders’ Equity

BALANCE DECEMBER 31, 2001	182,309	$12,646	2,850	1,153	1,684,337	(289,799)	(134,990)	1,276,197

Net earnings					401,525			401,525
Changes in other comprehensive income:
Foreign currency translation adjustments net of $517 tax							37,007	37,007
Unrealized holding loss on marketable equity securities, net of $2,150 tax							(4,081)	(4,081)
Loss on derivative contracts, net of $363 tax							(899)	(899)

Total comprehensive income								433,552
Dividends to shareholders					(184,628)			(184,628)
Treasury share purchases	(527)					(27,759)		(27,759)
Options exercised and stock awards granted	633			1,676		20,402		22,078
Tax benefit related to stock options exercised				1,380				1,380
Conversion from Class B Common to Common	1,098	73	(73)
ESOP tax benefit					1,756			1,756

BALANCE DECEMBER 31, 2002	183,513	$12,719	2,777	4,209	1,902,990	(297,156)	(102,963)	1,522,576

Net earnings					445,894			445,894
Changes in other comprehensive income:
Foreign currency translation adjustments net of ($305) tax							69,611	69,611
Unrealized holding loss on marketable equity securities, net of $394 tax							(732)	(732)
Loss on derivative contracts, net of $401 tax							(1,049)	(1,049)

Total comprehensive income								513,724
Dividends to shareholders					(197,966)			(197,966)
Treasury share purchases	(822)					(44,842)		(44,842)
Options exercised and stock awards granted	626			973		21,548		22,521
Tax benefit related to stock options exercised				3,160				3,160
Conversion from Class B Common to Common	1,066	71	(71)
ESOP tax benefit					1,648			1,648

BALANCE DECEMBER 31, 2003	184,383	$12,790	2,706	8,342	2,152,566	(320,450)	(35,133)	1,820,821

Net earnings					492,954			492,954
Changes in other comprehensive income:
Foreign currency translation adjustments, net of $1,624 tax							87,628	87,628
Unrealized holding gain on marketable equity securities, net of ($278) tax							518	518
Gain on derivative contracts, net of ($1,229) tax							2,660	2,660

Total comprehensive income								583,760
Dividends to shareholders					(211,155)			(211,155)
Treasury share purchases	(1,435)					(84,985)		(84,985)
Options exercised and stock awards granted	1,346			1,384		59,348		60,732
Tax benefit related to stock options exercised				8,038				8,038
Conversion from Class B Common to Common	6,966	464	(464)
ESOP tax benefit					1,473			1,473

BALANCE DECEMBER 31, 2004	191,260	$13,254	2,242	17,764	2,435,838	(346,087)	55,673	2,178,684

See accompanying accounting policies and notes.

Accounting Policies and Notes to Consolidated Financial Statements
Dollar and share amounts in thousands except per share figures

DESCRIPTION OF BUSINESS

The principal business of the Wm. Wrigley Jr. Company is manufacturing and marketing gum and other confectionery products worldwide. All other businesses constitute less than 10% of combined revenues, operating income and identifiable assets.

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of the Wm. Wrigley Jr.Company and its wholly-owned subsidiaries and any majority-owned investments (the Company). Intercompany balances and transactions have been eliminated. Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect assets, liabilities, revenues, expenses and certain financial statement disclosures. Actual results may vary from those estimates. Additionally, certain amounts reported in 2002 and 2003 have been reclassified to conform to the 2004 presentation.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturity of three months or less to be cash equivalents.

Accounts Receivable
In the normal course of business, the Company extends credit to customers that satisfy pre-defined credit criteria. The Company believes that it has little concentration of credit risk due to the diversity of its customer base. Accounts receivable, as shown on the Consolidated Balance Sheets, were net of allowances and anticipated discounts. An allowance for doubtful accounts is determined through analysis of the aging of accounts receivable at the date of the financial statements, assessments of collectibility based on historical trends and an evaluation of the impact of current and projected economic conditions. The Company monitors the collectibility of its accounts receivable on an ongoing basis by analyzing the aging of its accounts receivable, assessing the credit worthiness of its customers and evaluating the impact of reasonably likely changes in economic conditions that may impact credit risks.

Inventories
Inventories are valued at cost on a last-in, first-out (LIFO) basis for U.S. companies and at the lower of cost (principally first-in, first-out basis) or market for non-U.S. associated companies. Inventories consist of materials, labor and overhead associated with the production process. Inventories totaled $398,107 and $349,968 at December 31, 2004 and 2003, respectively, including $137,471 and $129,431 respectively, valued at cost on a LIFO basis. If current costs had been used, such inventories would have been $1,952 and $5,173 higher than reported at December 31, 2004 and 2003, respectively.

Derivative Financial Instruments
The Company accounts for all derivatives in accordance with Statement on Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivatives and Hedging Activities”, as amended. All derivatives are recognized on the balance sheet at fair value. Changes in the fair value of derivatives are recorded in earnings or other comprehensive income, based on whether the instrument is designated as part of a hedge transaction and, if so, the type of hedge transaction. Gains or losses on derivative instruments reported in other comprehensive income are reclassified to earnings in the period in which earnings are affected by the underlying hedged item. The ineffective portion of all hedges is recognized in earnings in the current period.

Property, Plant and Equipment
Land, building and equipment are recorded at cost. Depreciation is provided by the straight-line method over the estimated useful lives of the respective assets: buildings and building equipment — 12 to 50 years; machinery and equipment — 3 to 20 years. Expenditures for new property, plant and equipment and improvements that substantially extend the capacity or useful life of an asset are capitalized. Ordinary repairs and maintenance are expensed as incurred. When property is retired or otherwise disposed, the cost and related depreciation are removed from the accounts and any related gains or losses are included in net earnings.

Impairment of Long-Lived Assets
The Company reviews long-lived assets on at least an annual basis to determine if there are indicators of impairment. When indicators of impairment are present, the Company evaluates the carrying value of the long-lived assets in relation to the operating performance and future undiscounted cash flows of the underlying assets. The Company adjusts the net book value of the underlying assets to fair value if the sum of the expected future cash flows is less than book value.

Pension and Other Post-Retirement Plan Benefits
Pension and other post-retirement plan benefits are expensed as applicable employees earn such benefits. The recognition of expense is significantly impacted by estimates made by management such as discount rates used to value certain liabilities, expected return on assets, and future healthcare costs. The Company uses third-party specialists to assist management in appropriately measuring the expense associated with pension and other post-retirement plan benefits.

Foreign Currency Translation
The Company has determined that the functional currency for each associated company, except for certain Eastern European entities, is its local currency. Some Eastern European entities use the U.S. dollar as their functional currency, as a significant amount of their business is indexed to the U.S. dollar. The Company translates the results of operations of its foreign associated companies at the average exchange rates during the respective periods. Foreign currency denominated assets and liabilities are translated into U.S. dollars at exchange rates in effect at the respective balance sheet dates, resulting in foreign currency translation adjustments. Foreign currency translation adjustments are recorded as a separate component of Accumulated Other Comprehensive Income within stockholders’ equity.

Revenue Recognition
Revenue from product sales is recognized when the goods are shipped. Revenue is recorded net of promotional and other allowances, payment discounts and sales returns, which are recognized as a reduction of revenue at the time of sale or based on the timing of a specific promotion.

Distribution Costs
The Company classifies distribution costs, including shipping and handling costs, in cost of sales.

Advertising
The Company expenses all advertising costs in the year incurred. Advertising expense was $436,148 in 2004, $371,274 in 2003 and $362,548 in 2002.

Research and Development
All expenditures for research and development are charged against earnings in the year incurred. Research and development expense, recorded in selling, general and administrative expense, was $34,621 in 2004, $28,268 in 2003 and $22,494 in 2002.

Stock-Based Compensation
The Company applies Accounting Principles Board Opinion (APB) No.25,”Accounting for Stock Issued to Employees” and related interpretations in accounting for stock-based compensation plans. APB No.25 requires the use of the intrinsic value method, which measures compensation cost as the excess of the quoted market price of the stock at the date of grant over the amount an employee must pay to acquire the stock. The following table illustrates the effect on net earnings and earnings per share if the Company had applied the fair value recognition provisions of  SFAS No.123, “Accounting for Stock-Based Compensation” to stock-based compensation plans.

	2004	2003	2002

Net earnings as reported	$492,954	445,894	401,525
Add: Stock-based compensation expense included in earnings, net of tax	$13,831	11,930	7,786
Deduct: Total stock-based compensation expense determined under fair value method for all awards, net of tax	$27,400	26,461	19,205

Pro forma net earnings	$479,385	431,363	390,106

Pro forma basic and diluted earnings per share
As reported – basic and diluted	$2.19	1.98	1.78
Pro forma – diluted	$2.13	1.91	1.73

The Company’s stock-based compensation plans are discussed further on page 45.

Income Taxes
Deferred income taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting using tax rates in effect for the years in which the differences are expected to reverse. Federal income taxes are provided on the portion of the income of foreign associated companies that is expected to be remitted to the U.S. and be taxable, but not on the portion that is considered to be permanently invested in the foreign subsidiary.

On October 22, 2004 the American Jobs Creation Act of 2004 was signed into law, which provides for a special one-time tax deduction for certain foreign earnings that are repatriated in 2005. The Company has not yet completed its review of the repatriation provisions of this Act. The Company is currently evaluating its strategy in regard to the Act and may potentially repatriate between $100,000 to $200,000 under the provision of this special one-time tax deduction. The estimated incremental income tax of these dividends may range from $1,000 to $6,000 net of U.S. deferred taxes previously provided on these foreign earnings. The Company will complete its evaluation in the first quarter of 2005, subject to the issuance of additional IRS guidance.

Earnings Per Share
Basic earnings per share are computed based on the weighted-average number of common shares outstanding, excluding any dilutive effects of stock options. Dilutive earnings per share are computed based on the weighted-average number of common shares outstanding plus the dilutive effect of stock options. The dilutive effect of stock options is calculated under the treasury stock method using the average market price for the period. Earnings per share are calculated as follows:

	2004	2003	2002

Net Earnings	$492,954	$445,894	$401,525
Basic Shares Outstanding	224,637	224,963	225,145
Effect of Dilutive Securities – Stock Options	836	553	539
Dilutive Common Stock	225,473	225,516	225,684
Net Earnings Per Share
Basic	2.19	1.98	1.78
Diluted	2.19	1.98	1.78

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

On December 16, 2004, the Financial Accounting Standards Board issued SFAS No. 123 (revised 2004),”Share-Based Payment”, which is a revision of SFAS No.123. SFAS No. 123(R)supersedes APB No.25, and amends SFAS No.95, “Statement of Cash Flows”. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No.123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

SFAS No.123(R) must be adopted no later than July 1, 2005. The Company expects to adopt SFAS No.123(R) in the third quarter of 2005.

SFASNo.123(R) permits companies to adopt its requirements using one of two methods:

1. A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of  SFAS No.123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No.123 for all awards granted to employees prior to the effective date of SFAS No.123(R) that remain unvested on the effective date.

2. A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFASNo.123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The company is still assessing the appropriate transition method.

As permitted by SFAS No.123, the Company currently accounts for share-based payments to employees using the APB No.25 intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of

SFAS No.123(R)’s fair value method will have an impact on our results of operations, although it will have no impact on our overall financial position. Had we adopted SFAS No.123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS No.123 as described in the disclosure of pro forma net income and earnings per share on page 39. Statement No.123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the company cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions for stock option exercises were $8,038, $3,160, and $1,380 in 2004, 2003 and 2002, respectively.

PENDING ACQUISITION

On November 14, 2004, the Company agreed with Kraft Foods Global, Inc. to purchase certain of its confectionery assets. Under terms of the agreement, the Company will pay approximately $1.48 billion, which will be funded from a credit facility the Company is negotiating for the purpose of this transaction.

The transaction includes the purchase of brands such as LifeSavers, Creme Savers, and Altoids as well as other local or regional brands. In addition, the transaction includes the purchase of certain production facilities in the United States and Europe. The purchase will provide additional diversification in key categories of mints and hard and chewy candy, expand the product offering to customers worldwide, add scale and brand depth to the innovation pipeline, and increase efficiency across the Company’s confectionery supply chain.

The proposed acquisition is subject to customary closing conditions, including regulatory clearances. The Company expects to complete the transaction mid-2005.

INVESTMENTS IN DEBT AND EQUITY SECURITIES

The Company’s investments in debt securities, which typically mature in one year or less, are held to maturity and are valued at amortized cost, which approximates fair value. The aggregate fair values at December 31, 2004 and December 31, 2003 were, respectively, $21,547 and $21,243 for municipal  securities, and $1,217 and $1,266 for other debt securities. The average yields of municipal securities held at December 31, 2004 and December 31, 2003 were 1.79% and 1.53%, respectively.

The Company’s investments in marketable equity securities are held for an indefinite period. Application of SFAS No.115, “Accounting for Certain Investments in Debt and Equity Securities,” resulted in unrealized holding gains of $15,351 at December 31, 2004 and $14,555 at December 31, 2003. Unrealized holding gains, net of the related tax effect, of $9,979 and $9,461 at December 31, 2004 and 2003, respectively, are included as components of Accumulated Other Comprehensive Income in stockholders’ equity.

DEFERRED CHARGES AND OTHER ASSETS

Deferred charges and other assets included prepaid pension assets of $92,500 and $73,300 and deferred compensation assets of approximately $76,600 and $57,500 at December 31, 2004 and 2003, respectively.

GOODWILL AND OTHER INTANGIBLES

The Company accounts for intangible assets in accordance with SFAS No.142, ”Goodwill and Other Intangible Assets” which was adopted by the Company on January 1, 2002. In accordance with the Statement, goodwill and intangible assets with indefinite lives are not amortized, but rather are tested for impairment, at least annually. Intangible assets with estimable lives are amortized on a straight-line basis over the estimated useful lives of five to seventeen years.

Goodwill as of December 31, 2004 is $168,495, an increase of $141,765 compared to 2003. The increase in goodwill was due to the Joyco acquisition. Of total 2004 goodwill, $108,835, $32,930, and $26,730 were included in the EMEAI, Asia, and North America segments, respectively. In 2003, total goodwill was included in the North America segment. There was no goodwill impairment recorded in 2004, 2003 and 2002.

The following table summarizes intangible assets subject to amortization at the total gross carrying and accumulated amortization amount.

	As of December 31, 2004		As of December 31, 2003

	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization

Trademarks	$13,245	(9,299)	$11,501	(8,057)
Patents and Licenses	13,600	(5,585)	12,240	(4,929)

Total	$26,845	(14,884)	$23,741	(12,986)

The total amortization expense was $1,898 in 2004, $1,572 in 2003 and $1,229 in 2002. The following table summarizes the estimated amortization expense for each of the five succeeding fiscal years for patents and trademarks held as of December 31, 2004.

For Years Ended

2005	$2,000
2006	1,800
2007	1,500
2008	1,200
2009	800

As of December 31, 2004, the total indefinite lived intangible asset amount was $30,350 which consisted of brand names purchased as part of the Joyco acquisition. The Company did not carry any indefinite lived intangible assets in 2003.

ACCRUED EXPENSES

Accrued expenses at December 31, 2004 and 2003 included $105,024 and $72,700 of payroll expenses, respectively.

LINE OF CREDIT

In connection with the Joyco acquisition, the Company entered into a $300 million unsecured line of credit under which initially $130 million was drawn upon on April 1, 2004. On October 1, 2004 the Company repaid $40 million on the line of credit. As of December 31, 2004 the amount outstanding on the line of credit was $90 million, which is expected to be repaid in 2005. The interest rate on the line of credit is variable and is indexed to LIBOR. The Company paid an annual facility fee and additional fees based on amounts drawn. The line of credit expires on March 19, 2007.

OTHER NONCURRENT LIABILITIES

Other noncurrent liabilities at December 31, 2004, included liabilities for approximately $107,700 of deferred compensation and $5,200 for post-retirement benefits. At December 31, 2003, they included liabilities for approximately $83,700 of deferred compensation and $6,700 for post-retirement benefits.

LEASES

The Company leases certain facilities, equipment and vehicles under agreements that are classified as operating leases. These leases generally have terms of less than 5 years. Future minimum payments, by year and in the aggregate, under operating leases having an original term greater than one year at December 31, 2004 were as follows:

Operating Leases

2005	$18,366
2006	16,034
2007	12,782
2008	9,465
2009	6,981
Thereafter	5,429

Total Minimum Lease Payment	$69,057

Rental expense under operating leases was $19,622 in 2004, $14,633 in 2003, and $12,044 in 2002.

FINANCIAL INSTRUMENTS

Derivative Financial Instruments And Hedging Activities
The Company enters into forward exchange contracts and purchases currency options to hedge against foreign currency exposures of forecasted purchase and sales transactions between associated companies and purchases with outside vendors. In addition, the Company enters into forward exchange contracts and purchases currency options to hedge the foreign currency exposures of forecasted future royalty payments from, and net investments in, associated companies. The Company generally hedges forecasted transactions over a period of twelve months or less.

On the date a derivative contract is entered into, the Company designates the derivative as either (1) a hedge of a recognized asset or liability (a fair value hedge), (2) a hedge of a forecasted transaction (a cash flow hedge), or (3) a hedge of a net investment in a foreign operation (a net investment hedge). The Company formally documents its hedge relationships, including identification of the hedging instruments and the hedged items, as well as its risk management objectives and strategies for undertaking the hedge transaction. This process includes linking derivatives that are designated as hedges to specific assets, liabilities or forecasted transactions. The Company also formally assesses both at inception and at least quarterly thereafter, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the fair value or cash flows of the hedged item. If it is determined that a derivative ceases to be a highly effective hedge, the Company discontinues hedge accounting.

For fair value hedges, the effective portion of the changes in the fair value of the derivative, along with the gain or loss on the hedged item that is attributable to the hedged risk, are recorded in earnings. For cash flow hedges, the effective portion of the changes in the fair value of a derivative is recorded in Accumulated Other Comprehensive Income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings, generally within the next twelve months. For net investment hedges, the effective portion of the change in the fair value of derivatives used as a net investment hedge of a foreign operation is recorded in Foreign Currency Translation Adjustment.

The ineffective portion of the change in fair value of any derivative designated as a hedge is immediately recognized in other expense. Ineffectiveness recognized during 2004, 2003 and 2002 was immaterial.

At December 31, 2004, open foreign exchange contracts for a number of currencies, primarily the Euro, British pound, Polish zloty, Canadian dollar and U.S. dollar, maturing at various dates through December 2005, had an aggregate notional amount of $541,990. The notional amount of open foreign exchange contracts at December 31, 2003 aggregated $328,796. The fair values of open foreign exchange contracts and currency options, as determined by bank quotes, were a $2,652 loss and a $4,200 loss recorded in current liabilities at December 31, 2004 and 2003, respectively.

Fair Value of Other Financial Instruments
The carrying amount of cash and cash equivalents, accounts receivable, and accounts payable approximate fair value. Marketable equity securities are carried at fair value.

COMMON STOCK

In addition to its Common Stock, the Company has Class B Common Stock outstanding. Each share of Class B Common Stock has ten votes, is restricted as to transfer or other disposition, is entitled to the same dividends as Common Stock, and is convertible at any time into one share of Common Stock.

Additional paid-in capital primarily represents the difference between the grant price of exercised stock options, awarded pursuant to Company’s Management Incentive Plan (MIP), and the average acquisition cost of  Treasury Stock used to fund the Plan and an income tax benefit received for stock options exercised.

Treasury Stock may be acquired for the Company’s MIP or under Share Repurchase Program resolutions adopted by the Board of Directors. During 2004, 2003 and 2002, the Company purchased 1,433 shares, 809 shares and 483 shares at an aggregate price of $84,895, $44,021, and $25,504, respectively, under the Board of Director authorizations. As of December 31, 2004 a total of 10,181 shares at an aggregate price of $439,657 were purchased under the Share Repurchase Program resolutions. As of December 31, 2004, $360,343 remains available for repurchase under Share Repurchase program resolutions.

In May 2001, the Company’s Board of Directors approved a Stockholder Rights Plan. Under the Rights Plan, each holder of Common Stock and Class B Common Stock at the close of business on June 6, 2001, automatically received a distribution of one Right for each share of Common Stock or Class B Common Stock held. Each Right entitles the holder to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock for $250. The Rights will trade along with, and not separately from, the shares of Common Stock and Class B Common Stock unless they become exercisable. The Rights become exercisable, and they will separate, become tradable, and entitle stockholders to buy common stock if any person or group (“Acquiring Person”) becomes the beneficial owner of, or announces a tender or exchange offer for, 15% or more of the Company’s Common Stock. In such event, all Rights, except for those held by the Acquiring Person, become Rights to purchase $500 worth of Common Stock for $250, unless redeemed by the Board of Directors. In case of a subsequent merger or other acquisition of the Company after the Rights become exercisable, holders of Rights other than the Acquiring Person may purchase shares of the acquiring entity at a 50% discount. The Rights will expire on June 6, 2011, unless redeemed earlier, or renewed by the Company’s Board of Directors.

At December 31, 2004, and 2003 there were 20 million shares of preferred stock authorized with no par value, of which 1 million Series A Junior Participating Preferred shares were reserved for issuance upon exercise of the Rights.

ACQUISITION

On April 1, 2004, the Company completed its transaction with Agrolimen, a privately-held Spanish conglomerate, to acquire certain confectionery businesses of Joyco. Cash consideration, including direct acquisition costs, totaled $264 million, net of cash acquired. The acquisition was funded by a $130 million draw on the $300 million line of credit the Company negotiated for purposes of this transaction with the remaining amount of $134 million funded from the Company’s available cash. This transaction strengthens the Company’s operations in key geographies such as Spain, India and China through a broader confectionery brand portfolio, access to additional distribution channels and enhanced manufacturing capabilities. These opportunities along with the synergies from combining the operations of the Company with those of Joyco were key factors associated with the determination of the purchase price and related goodwill. The results of operations for the businesses acquired have been included in the consolidated financial results of the Company since April 1, 2004. The acquisition has been accounted for under SFAS No.141,”Business Combinations,” and accordingly the purchase method of accounting has been used. The Company has recorded a preliminary allocation of the purchase price as of April 1, 2004 as the process of obtaining independent valuations of property, plant and equipment, the fair value of the intangible assets and the remaining useful lives of these assets is not completed. This will result in potential adjustments to the carrying values of Joyco’s recorded assets and liabilities, establishment of certain intangible assets, some of which may have indefinite lives not subject to amortization, and the determination of the amount of any residual value that will be allocated to goodwill. The preliminary allocation of the purchase price included in the current period balance sheet is based on the best estimates of management and is subject to revision based on final determination of fair values. The Company also is completing its analysis of integration plans that may result in additional purchase price allocation adjustments.

The following table includes the unaudited pro forma combined net sales, earnings, and earnings per share for 2004, 2003 and 2002 as if the Company had acquired the confectionery businesses of Joyco as of January 1, 2002. In determining the unaudited pro forma amounts, income taxes, interest expense, and depreciation and amortization of assets have been adjusted to the accounting base recognized for each in recording the combination. There were no extraordinary items or cumulative effect of accounting changes included in the pro forma results of operations.

	2004	2003	2002

Net Sales	3,713,993	3,286,990	2,941,241
Net Earnings	493,464	445,817	406,029
Net Earnings Per Share
Basic	2.20	1.98	1.80
Diluted	2.19	1.98	1.80

The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been completed as of the beginning of 2002, nor are they necessarily indicative of future consolidated results.

STOCK BASED COMPENSATION PLANS

The MIP, as amended, is designed to provide key employees the opportunity to participate in the long-term growth and profitability of the Company through cash and equity-based incentives. The MIP authorizes the granting of up to 20,000 shares of the Company’s new or reissued Common Stock. In accordance with the MIP, shares of Wrigley stock or deferral share units may be granted under the Wrigley Stock Option program or awarded under the Long-Term Stock Grant and Stock Award programs. Deferral share units are also awarded to non-employee directors. Options outstanding have been granted at prices which are equal to the fair market value of the stock on the date of grant. In general, options vest over a four-year period and expire ten years from the date of grant.

The status of the Company’s Stock Option program is summarized as follows:

	Number of Shares	Weighted- Average Exercise Price

Outstanding at December 31, 2001	4,646,700	$43.45
Granted in 2002	2,005,000	57.01
Exercised in 2002	(316,425)	40.99
Cancelled in 2002	(58,950)	48.77

Outstanding at December 31, 2002	6,276,325	$47.85
Granted in 2003	2,281,590	54.70
Exercised in 2003	(548,275)	42.28
Cancelled in 2003	(100,275)	53.75

Outstanding at December 31, 2003	7,909,365	$50.15
Granted in 2004	2,515,150	62.26
Exercised in 2004	(1,278,665)	44.68
Cancelled in 2004	(332,550)	54.25

Outstanding at December 31, 2004	8,813,300	$54.24

The following table summarizes key information about stock options at December 31, 2004:

	OUTSTANDING STOCK OPTIONS				EXERCISABLE STOCK OPTIONS

Range of Exercise Prices	Shares	Weighted-Average Remaining Contractual Life	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price

$ 36.81–45.28	1,190,060	5.03	$40.06	1,190,060	$40.06
$ 47.80–53.86	1,518,050	6.52	48.45	1,108,850	48.33
$ 54.04–58.14	3,659,440	7.98	55.88	1,321,998	56.32
$ 62.28–69.30	2,445,750	9.43	62.29	—	—

As the exercise price equaled the fair market value on the date of grant, no compensation expense has been recognized for the Wrigley Stock Option program. The impact to net earnings and earnings per share had compensation expense for the Company’s stock-based compensation plans been determined based on fair value, consistent with SFAS No.123, is reflected in the Summary of Significant Accounting Policies note on page 39.

In determining compensation expense under SFAS No.123, the fair value of each option on the date of grant is estimated using the Black-Scholes option-pricing model.

The weighted average fair value of each option granted using the model was $14.88, $12.54, and $15.61 in 2004, 2003 and 2002, respectively.

The table below summarizes the key assumptions used to calculate the fair value:

	Interest Rate	Dividend Yield	Expected Volatility	Expected Life

2004	4.33%	1.34%	20.0%	6 years
2003	2.91%	1.57%	22.3%	6 years
2002	4.86%	1.44%	22.3%	6 years

INCOME TAXES

Income taxes are based on pre-tax earnings which are distributed geographically as follows:

	2004	2003	2002

Domestic	$193,017	178,054	161,646
Foreign	527,479	473,487	421,775

	$720,496	651,541	583,421

Reconciliation of the provision for income taxes computed at the U.S. Federal statutory rate of 35% for 2004, 2003, and 2002 to the reported provision for income taxes is as follows:

	2004	2003	2002

Provision at U.S. Federal Statutory Rate	$252,173	228,039	204,197
State Taxes — Net	3,844	4,390	4,922
Foreign Tax Rates	(25,149)	(26,351)	(23,089)
Tax Credits	(2,851)	(1,592)	(3,838)
Other — Net	(475)	1,161	(296)

	$227,542	205,647	181,896

The components of the provisions for income taxes for 2004, 2003, and 2002 are:

	Current	Deferred	Total

2004
Federal	$45,476	(3,228)	42,248
Foreign	182,157	(3,277)	178,880
State	6,213	201	6,414

	$233,846	(6,304)	227,542
2003
Federal	$38,145	10,760	48,905
Foreign	151,650	(1,662)	149,988
State	6,511	243	6,754

	$196,306	9,341	205,647
2002
Federal	$21,401	16,113	37,514
Foreign	135,901	908	136,809
State	6,786	787	7,573

	$164,088	17,808	181,896

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Components of net deferred tax balances are as follows:

	2004	2003

Accrued Compensation, Pension and Post-retirement Benefits	$23,108	10,602
Depreciation	(44,516)	(37,729)
Unrealized Holding Gains	(5,372)	(5,094)
All Other — Net	3,073	849

Net Deferred Tax Liability	$(23,707)	(31,372)

Balance sheet classifications of deferred taxes are as follows:

	2004	2003

Deferred Tax Asset
Current	$34,761	23,826
Noncurrent	40,239	33,148
Deferred Tax Liability
Current	(10,595)	(5,427)
Noncurrent	(88,112)	(82,919)

Net Deferred Tax Liability	$(23,707)	(31,372)

Applicable U.S. income and foreign withholding taxes have not been provided on approximately $864,000 of undistributed earnings of international associated companies at December 31, 2004. These earnings are considered to be permanently invested and, under the tax laws, are not subject to such taxes until distributed as dividends. Tax on such potential distributions would be substantially offset by foreign tax credits. If the earnings were not considered permanently invested, approximately $151,000 of deferred income taxes would be provided.

PENSION AND OTHER POST-RETIREMENT PLANS

The Company maintains noncontributory defined benefit plans covering substantially all of its employees in the U.S. and at certain international associated companies. Retirement benefits are a function of years of service and the level of compensation generally for the highest three consecutive salary years occurring within ten years prior to an employee’s retirement date depending on the plan. The Company’s policy is to fund within ERISA or other statutory limits to provide benefits earned to date and expected to be earned in the future. To the extent that an individual’s annual retirement benefit under the plan exceeds the limitations imposed by the Internal Revenue Code of 1986, as amended, and the regulations thereunder, such excess benefits may be paid from the Company’s non-qualified, unfunded, noncontributory supplemental retirement plan.

In addition, the Company maintains certain post-retirement plans, which provide limited health care benefits on a contributory basis and life insurance benefits primarily in the U.S. and at certain international associated companies. The cost of these post-retirement benefits is provided during the employee’s active working career.

The measurement date used for plans that make up the majority of the plan assets and benefit obligations for both pension and post-retirement is December 31.

Pension Plans
The funded status of the defined benefit plans were as follows:

	U.S. PLANS		NON-U.S. PLANS

	2004	2003	2004	2003

Change in Benefit Obligation
Benefit Obligation at Beginning of Year	$351,300	324,100	$178,900	142,100
Service Cost	12,000	10,000	8,700	7,800
Interest Cost	23,100	21,600	10,200	8,700
Plan Participants’ Contributions	—	—	500	400
Actuarial Loss	35,800	10,700	18,500	2,900
Foreign Currency Exchange	—	—	14,700	23,200
Plan Amendments	8,600	—	—	—
Early Retirement	6,800	1,000	—	—
Other	—	—	(300)	(300)
Benefits Paid	(18,100)	(16,100)	(8,100)	(5,900)

Benefit Obligation at End of Year	$419,500	351,300	$223,100	178,900

Change in Plan Assets
Fair Value at Beginning of Year	318,100	276,000	141,800	111,300
Actual Return on Plan Assets	29,100	57,900	17,200	10,600
Plan Participants’ Contributions	—	—	500	400
Foreign Currency Exchange	—	—	11,200	17,300
Employer Contribution	30,400	300	11,500	8,000
Other	—	—	(400)	(400)
Benefits Paid	(18,100)	(16,100)	(7,600)	(5,400)

Fair Value at End of Year	$359,500	318,100	$174,200	141,800

Underfunded Status of the Plan	(60,000)	(33,200)	(48,900)	(37,100)
Unrecognized Net Actuarial Loss	94,600	63,500	59,100	45,000
Unrecognized Prior Service Costs	9,000	2,500	2,300	2,300
Unrecognized Transition Asset	—	—	(2,400)	(2,600)

Prepaid (Accrued) Benefit Cost	$43,600	32,800	$10,100	7,600

The following table provides amounts recognized in the balance sheet as of December 31:

	U.S. PLANS		NON-U.S. PLANS

	2004	2003	2004	2003

Prepaid Benefit Cost	$50,900	39,400	$41,600	33,900
Accrued Benefit Liability	(7,300)	(6,600)	(31,500)	(26,300)

Net Amount Recognized	$43,600	32,800	$10,100	7,600

The total accumulated benefit obligation for the U.S. defined benefit pension plan was $349,900 and $290,200 at December 31, 2004 and 2003, respectively. The Company’s non-qualified, unfunded, noncontributory supplemental retirement plan had a projected benefit obligation (PBO) of $9,409 and $6,992 and an accumulated benefit obligation of $6,848 and $5,793 at December 31, 2004 and 2003, respectively. The total accumulated benefit obligation for the Non-U.S. defined benefit pension plan was $198,200 and $160,500 at December 31, 2004 and 2003, respectively. Additionally, certain non-U.S. plans are funded through insurance contracts. The value of these insurance assets totaled $25,802 and $21,633 at December 31, 2004 and 2003, respectively, and are not reflected in the funded status of the non-U.S. plans above.

The U.S. plans’ expected long-term rate of return on plan assets of 8.75% is based on the aggregate historical returns of the investments that comprise the U.S. defined benefit plan portfolio. The investment strategy of the U.S. plans is to achieve an asset allocation balance within planned targets to obtain an average 8.75% annual return for the long-term.

The Non-U.S. plans’ expected long-term rate of return on plan assets ranges from 5.50% to 7.50% depending on the plan and is based on the aggregate historical returns of the investments that comprise the particular Non-U.S. defined benefit plan portfolio. The investment strategy of the Non-U.S. plans is to achieve an asset allocation balance within planned targets to obtain an average annual return from 5.50% to 7.50% for the long term.

The Company’s strategy is to fund its defined benefit plan obligations. The need for further contributions will be based on changes in the value of plan assets and the movements of interest rates during the year. The Company does not expect a need to fund the U.S. pension plans in 2005. The Company expects to contribute approximately $7,000 to the Non-U.S. plans during 2005.

The Company’s U.S. pension plan asset allocation at December 31, 2004, and 2003, and target allocation for 2005 by category are as follows:

Asset Category	Percentage of Plan Assets		Target Allocation

	2004	2003	2005

Equity Securities	61%	68%	55-65%
Fixed Income Securities	35%	32%	35-45%
Real Estate Securities	4%	—	0-10%

Total	100%	100%	100%

The Company’s Non-U.S. pension plan asset allocation at December 31, 2004, and 2003, and target allocation for 2005 by category are as follows:

Asset Category	Percentage of Plan Assets		Target Allocation

	2004	2003	2005

Equity Securities	61%	50%	50-65%
Fixed Income Securities	24%	26%	20-30%
Real Estate Securities	3%	9%	5-10%
Other	12%	15%	10-20%

Total	100%	100%	100%

The components of net pension costs are as follows:

	U.S. PLANS			NON-U.S. PLANS

	2004	2003	2002	2004	2003	2002

Service Cost	$12,000	10,000	9,100	$8,700	7,800	5,900
Interest Cost	23,100	21,600	21,500	10,200	8,700	7,100
Expected Return on Plan Assets	(27,000)	(23,500)	(23,800)	(10,400)	(6,500)	(6,200)
Amortization of Unrecognized Transition Assets	—	100	(200)	(300)	(500)	(400)
Prior Service Costs Recognized	2,100	400	400	200	200	200
Recognized Net Actuarial Loss	2,600	4,200	100	1,700	1,700	800
Early Retirement Program	6,800	1,000	—	—	—	—
Other Pension Plans	—	—	200	2,000	1,200	1,200

Net Periodic Benefit Cost	$19,600	13,800	7,300	$12,100	12,600	8,600

Early retirement programs were offered to certain employees at U.S. production facilities in 2004 and 2003.

Assumptions used to determine benefit obligations at the end of the year for the U.S. and non-U.S. defined benefit plans are as follows:

	U.S. PLANS		NON-U.S. PLANS

	2004	2003	2004	2003

Discount Rates	5.75%	6.25%	5.00-6.25%	5.50-6.50%
Rates of Increase in Compensation Levels	4.25%	4.25%	3.00-4.50%	3.30-4.50%

Assumptions used to determine net costs for the U.S. and non-U.S. defined benefit plans are as follows:

	U.S. PLANS			NON-U.S. PLANS

	2004	2003	2002	2004	2003	2002

Discount Rates	6.25%	6.75%	7.25%	5.00-6.50%	5.50-6.75%	6.00-7.00%
Long-term Rates of Return on Plan Assets	8.75%	8.75%	9.25%	5.50-7.50%	6.50-7.50%	6.50-7.50%
Rates of Increase in Compensation Levels	4.25%	4.25%	4.75%	3.00-4.50%	3.00-5.50%	3.00-6.00%

The following assumed benefit payments, which reflect expected future service, as appropriate, and used to project PBO, are expected to be paid as follows:

	U.S. PLANS	NON-U.S. PLANS

2005	$17,600	$6,100
2006	18,900	6,400
2007	18,315	7,400
2008	19,200	7,000
2009	19,900	7,500
Years 2010-2014	120,135	43,400

Other Post-Retirement Benefit Plans The funded status of the Company’s other post-retirement benefit plans were as follows:

	2004	2003

Change in Benefit Obligation
Benefit Obligation at Beginning of Year	$49,000	41,500
Service Cost	1,900	1,800
Interest Cost	2,800	2,800
Actuarial Loss	5,500	5,700
Benefits Paid	(2,700)	(2,800)
Plan Amendments	(2,700)	—
Special Termination Benefits	200	—

Benefit Obligation at End of Year	$54,000	49,000

Change in Plan Assets
Fair Value at Beginning of Year	$22,800	19,300
Actual Return on Plan Assets	2,500	3,500
Employer Contribution	5,200	2,800
Benefits Paid	(2,700)	(2,800)

Fair Value at End of Year	$27,800	22,800

Underfunded Status of the Plan	(26,200)	(26,200)
Unrecognized Net Actuarial Loss	23,600	19,500
Unrecognized Prior Service Cost	(2,600)	—

Accrued Benefit Cost	$(5,200)	(6,700)

The following table provides amounts recognized in the balance sheet as of December 31:

	2004	2003

Prepaid Benefit Cost	—	—
Accrued Benefit Liability	$(5,200)	(6,700)

Net Amount Recognized	$(5,200)	(6,700)

The U.S. post-retirement plan asset allocation at December 31, 2004, and 2003 and target allocation for 2005 by asset category are as follows:

Asset Category	Percentage of Plan Asset		Target Allocation

	2004	2003	2005

Equity Securities	89%	93%	85-95%
Fixed Income Securities	11%	7%	5-15%

Total	100%	100%	100%

The components of net periodic post-retirement benefit costs are as follows:

	2004	2003	2002

Service Cost	$1,900	1,800	1,400
Interest Cost	2,800	2,800	2,600
Expected Return on Plan Assets	(1,900)	(1,500)	(1,200)
Recognized Net Actuarial Loss	800	800	400
Special Termination	200	—	—
Prior Service Cost	(100)	—	—

Net Periodic Benefit Cost	$3,700	3,900	3,200

Assumptions used to determine benefit obligations for the Company’s post-retirement benefit plans are as follows:

	2004	2003

Discount Rate
U.S. Plans	5.75%	6.25%
Non-U.S. Plans	5.75%	6.25%

Assumptions used to determine net costs for the Company’s post-retirement benefit plans are as follows:

	2004	2003	2002

Discount Rate
U.S. Plans	6.25%	6.75%	7.25%
Non-U.S. Plans	6.25%	6.75%	7.25%
Long-term Rates of Return on Plan Assets
U.S. Plans	8.75%	8.75%	9.25%

The U.S. post-retirement benefit plan’s expected long-term rate of return on plan assets of 8.75% is based on the aggregate historical returns of the investments that comprise the plan portfolio. The investment strategy of the U.S. plan is to achieve an asset allocation balance that achieves an average 8.75% annual return for the long-term.

The Company expects to contribute $3,000 and $90 to the U.S. and Non-U.S. Plans, respectively during 2005 to cover expected retiree benefit claims.

A 10% annual rate of increase in the per capita cost of covered post-retirement benefits was assumed for 2005. The rate was assumed to decrease gradually to 5% for 2010 and remain at that level thereafter.

Increasing or decreasing the health care trend rates by one percentage point in each year would have the following effect:

	1% Increase	1 % Decrease

Effect on Post-retirement Benefit Obligation	$3,700	$(3,300)
Effect on Total of Service and Interest Cost Components	$470	$(400)

The following assumed benefit payments, which reflect expected future service, as appropriate, and used to project PBO, are expected to be paid as follows:

	U.S. PLANS	NON-U.S. PLANS

2005	$3,000	$90
2006	3,300	90
2007	3,300	100
2008	3,300	100
2009	3,500	100
Years 2010-2014	19,000	600

Defined Contribution Plans
In addition to the defined benefit plans described above, the Company also sponsors defined contribution plans within the U.S. and at certain international associated companies. The plans cover full time and part-time employees and provide for contributions between 0% and 3.6% of salary based on employee contribution. The Company’s expense for the defined contribution plans totaled $9,716, $8,211 and $9,004 in 2004, 2003, and 2002, respectively.

Additionally, on January 1, 2002, the Company formed an Employee Stock Ownership Plan (ESOP) within the defined contribution plan for U.S. based employees. The primary purpose of the ESOP is to acquire and hold Wrigley shares credited to Wrigley Savings Plan participants’ accounts as a result of employee contributions and Company matching program contributions. Company matching program contributions may be in the form of cash, treasury shares or authorized, unissued shares. The ESOP is a non-leveraged plan and all shares held are allocated to plan participants. Dividends on Company shares held by the ESOP are charged to retained earnings. The number of shares held by the ESOP at December 31, 2004 and December 31, 2003 were 4,583, and 4,898, respectively.

SEGMENT INFORMATION

Management organizes the Company’s chewing gum and other confectionery business based principally on geographic regions. In the first quarter 2004, the Company revised its segment reporting to reflect changes in the organizational structure and management of its business. The primary change to segment reporting, compared to 2003, combines the Latin America and Pacific regions within “Other Geographic Regions”. In 2003, the Latin America region was included in the former “Americas” region. Descriptions of the Company’s reportable segments are as follows on next page:

•	North America – These operations manufacture and market gum and other confectionery products in the U.S. and Canada.

•

EMEAI –These operations manufacture and market gum and other confectionery products principally in Europe as well as in the Middle East, Africa, and India. Also included are Joyco operations that manufacture and market gum and other confectionery products in this region.

•

Asia – These operations manufacture and market gum and other confectionery products in a number of Asia geographies including China, Taiwan, and the Philippines. Also included are Joyco operations that manufacture and market gum and other confectionery products in this region.

•	Other Geographic Regions – These operations manufacture and market gum and other confectionery products in the Pacific and Latin American regions.

Information by segment is as follows (in thousands of dollars). The 2003 and 2002 amounts have been reclassed to compare to 2004 presentation :

Net Sales	2004	2003	2002

North America	$1,279,667	1,173,734	1,102,812
EMEAI	1,760,344	1,431,245	1,192,404
Asia	401,649	322,426	321,914
Other Geographic Regions	156,951	125,257	110,944
All Other	49,981	16,426	18,244

Total Net Sales	$3,648,592	3,069,088	2,746,318

“All Other” net sales consist primarily of sales of gum base, including Joyco gum base sales to third parties, and sales for Wrigley Healthcare.

Operating Income	2004	2003	2002

North America	$342,553	310,431	283,547
EMEAI	434,887	382,427	346,518
Asia	96,950	90,174	89,211
Other Geographic Regions	29,600	34,965	24,844
All Other	(183,771)	(168,635)	(159,046)

Total Operating Income	$720,219	649,362	585,074

“All Other” includes corporate expenses such as costs related to research and development, information systems, certain administrative functions, operating results from the manufacture and sale of gum base to third parties, and results of Wrigley Healthcare in 2003 and 2002. Also included in 2004 are Joyco’s research and development expenses, operating results from Joyco’s manufacture and sale of gum base to third parties and certain integration costs related to the acquisition. In 2002,”All Other” operating income also includes certain costs connected with the exploration of a business combination with Hershey Foods Corporation.

Assets	2004	2003	2002

North America	$1,129,278	1,032,442	878,232
EMEAI	1,365,585	993,303	774,700
Asia	279,469	209,465	199,847
Other Geographic Regions	96,664	70,703	49,039
All Other	103,370	67,987	61,966

Assets Used in Operating Activities	2,974,366	2,373,900	1,963,784
Corporate	192,337	153,471	144,512

Total Assets	$3,166,703	2,527,371	2,108,296

Assets are categorized based upon the geographic segment where they reside. Assets in “Corporate” consist principally of short-term investments and marketable equity securities, which are held by the corporate office, as well as certain property and equipment.

Depreciation Expense	2004	2003	2002

North America	$36,128	32,868	21,933
EMEAI	63,274	49,231	36,563
Asia	13,055	9,985	9,305
Other Geographic Regions	3,844	2,268	1,695
All Other	3,933	2,784	2,630

Depreciation Expense Related to Operating Activities	120,234	97,136	72,126
Corporate	21,617	22,904	13,442

Total Depreciation Expense	$141,851	120,040	85,568

Depreciation expense is categorized consistently with the geographic region where the asset resides.

Capital Expenditures	2004	2003	2002

North America	$73,451	80,267	68,991
EMEAI	60,763	89,366	74,098
Asia	9,422	21,868	17,108
Other Geographic Regions	15,586	6,741	5,078
All Other	2,709	2,396	4,721

Capital Expenditures for Operating Activities	161,931	200,638	169,996
Corporate	61,757	30,786	49,802

Gross Capital Expenditures	223,688	231,424	219,798
Intersegment Asset Transfers	(3,366)	(11,165)	(2,926)

Net Capital Expenditures	$220,322	220,259	216,872

Capital expenditures are categorized based upon the geographic segment where the expenditure occurred. Intersegment asset transfers are primarily due to sales between production facilities worldwide. Asset sales are transferred at net book value.

Stockholder Information

STOCKHOLDER INQUIRIES

Any inquiries about your Wrigley stockholdings should be directed to:

Stockholder Relations
Wm. Wrigley Jr. Company
410 North Michigan
Avenue Chicago, IL 60611
1-800-874-0474

You can access your Wrigley stock account information via the Internet at the following address— gateway.equiserve.com.

Additional information about the Wrigley Company can be found on the Internet at www.wrigley.com.

CAPITAL STOCK

Common Stock of the Wm. Wrigley Jr. Company (WWY) is traded on the New York and Chicago Stock Exchanges.

Class B Common Stock, issued to stockholders of record on April 4, 1986, has restricted transferability and is not traded on the New York Stock Exchange. It is at all times convertible, on a share-for-share basis, into Common Stock and once converted is freely transferable and publicly traded. Class B Common Stock also has the same rights as Common Stock with respect to cash dividends and treatment upon liquidation.

DIVIDENDS

Regular quarterly dividends are paid in advance on the first business day of February, May, August, and November with the record date for each payment falling on or about the 15th of the prior month.

DIRECT DIVIDEND DEPOSIT SERVICE

The Direct Dividend Deposit Service allows stockholders to receive cash dividends through electronic deposits into their checking or savings account.

DIVIDEND REINVESTMENT PLAN

The Dividend Reinvestment Plan (DRP) is open to all stockholders of record. The DRP is administered by EquiServe Trust Company, N.A. and uses cash dividends on both Common Stock and Class B Common Stock, along with voluntary cash contributions, to purchase additional shares of Common Stock. Cash contributions can be made monthly for a minimum of $50 and a maximum of $5,000.

All shares purchased through the DRP are retained in a DRP account, so there are no certificates that could be lost, misplaced, or stolen. Additionally, once a DRP account is established, a participant can deposit any Wrigley stock certificates held outside the DRP into the account for safekeeping.

Approximately 30,953 or 75% of the Company’s stockholders of record currently participate in the DRP. A brochure fully describing the DRP and its enrollment procedure is available upon request.

CONSOLIDATION OF MULTIPLE ACCOUNTS

To avoid receiving duplicate mailings, stockholders with more than one Wrigley account may want to consolidate their shares. For more information, please contact the Company.

ELECTRONIC RECEIPT OF PROXY
MATERIALS AND PROXY

If you are a stockholder who would like to receive your copies of the annual report and proxy statement via the Internet in the future, you need to complete an online consent form.

Stockholders of record can go directly to the EquiServe form at— www.econsent.com/wwy —or link to the form through the Wrigley web site.

“Street name” stockholders, holding their shares in a bank or brokerage account, should go to the Wrigley web site —www.wrigley.com — and complete the form they find under Stockholder Services in the Investor Relations Section.

STOCK CERTIFICATES

For security and tax purposes, stockholders should keep a record of all of their stock certificates. The record should be kept in a separate place from the certificates themselves and should contain the following information for each certificate: exact registration, number of shares, certificate number, date of certificate and the original cost of the shares. If a stock certificate is lost or stolen, notification should be sent to the Company immediately. The transfer agent has two requirements to be met before a new certificate will be issued — a completed affidavit and payment for an indemnity bond based on the current market value of the lost or stolen stock. The replacement of a certificate will take about seven to ten days. Even if a certificate is lost or stolen, the stockholder will continue to receive dividends on those shares while the new certificate is being issued.

A transfer or registration of stock is required when the shares are sold or when there is any change in name or ownership of the stock. To be accepted for transfer or registration, the stockholder’s signature on the certificate or stock power must receive a Medallion Signature Guarantee by a qualified financial institution that participates in the Medallion

Guarantee program. A verification by a notary public is not sufficient. Anytime a certificate is mailed, it should be sent registered mail, return receipt requested.

TRANSFER AGENT AND REGISTRAR

EquiServe Trust Company, N.A.
P.O. Box 43069
Providence, RI 02940-3069
Inside the U.S.1-800-446-2617
Outside the U.S.+ 1-781-575-2723
TOD/TTY for hearing impaired 1-800-952-9245
Internet: www.equiserve.com

COMPANY PUBLICATIONS

The Company’s 2004 annual report to the Securities and Exchange Commission on Form 10-K is expected to be available on or about February 8, 2005.

Requests for this publication should be addressed to Stockholder Relations at the main office of the Company. They are also available for review at our Internet home page (www.wrigley.com).

CERTIFICATIONS

The Chief Executive Officer and Chief Financial Officer have certified in writing to the Securities and Exchange Commission (SEC) as to, the integrity of the Company’s financial statements included in this Annual Report and incorporated by reference into the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 filed with the SEC, and the effectiveness of the Company’s disclosure controls and procedures and internal control over financial reporting. The certifications are filed as Exhibit 31 to the said Form 10-K. On March 12, 2004, the Chief Executive Officer also certified to the New York Stock Exchange that he is not aware of any violation by the Company of the New York Stock Exchange corporate governance listing standards.

Corporate Facilities and Principal Associated Companies

*Denotes production facility †Formerly Amurol Confections Company production facility

CORPORATE HEADQUARTERS

Wrigley Building
410 North Michigan Avenue
Chicago, Illinois 60611

PRINCIPAL ASSOCIATED COMPANIES

DOMESTIC

Wrigley Manufacturing Company, LLC	Wrigley S.A.S.	OOO Wrigley
Chicago, Illinois 60609*	Paris, France	Moscow, Russia St. Petersburg, Russia*
Gainesville, Georgia 30542*
Phoenix, Arizona 85004*	Wrigley G.m.b.H.	Wrigley Slovakia s.r.o.
Yorkville, Illinois 60560*†	Munich, Germany	Banska Bystrica, Slovakia

Four-Ten Corporation	Wrigley B.V.	Wrigley d.o.o.
Chicago, Illinois 60611	Bussum, Holland	Ljubljana, Slovenia

Wrigley Sales Company	The Wrigley Company (H.K.) Limited	The Wrigley Company South Africa (Pty) Limited
Chicago, Illinois 60611	Hong Kong	Johanesburg, South Africa

L.A. Dreyfus Company*	Wrigley Hungaria, Kft.	Wrigley Co., S.A.
Edison, New Jersey 08820	Budapest, Hungary	Barcelona, Spain

Northwestern Flavors, LLC*	Wrigley India Private Limited*	Wrigley Scandinavia AB
West Chicago, Illinois 60185	Bangalore, Karnataka, India	Stockholm, Sweden

INTERNATIONAL	Wrigley Israel Ltd.	Wrigley Taiwan Limited*
	Herzeliya-Pituach, Israel	Taipei, Taiwan, R.O.C.
The Wrigley Company Pty. Limited*
Sydney, Australia	Wrigley & Company Ltd., Japan	Wrigley Middle East, FZCO
	Tokyo, Japan	Dubai, United Arab Emirates
Wrigley Austria Ges. m.b.H.
Salzburg, Austria	The Wrigley Company (East Africa) Limited*	Wrigley Ukraine, TzoV
	Nairobi, Kenya	Kiev, Ukraine
Wrigley Bulgaria EOOD
Sofia, Bulgaria	The Wrigley Company (Malaysia) Sdn. Bhd.	JOYCO
Kuala Lumpur, Malaysia
Wrigley Canada*		Joyco Espana, SA *
Don Mills, Ontario, Canada	The Wrigley Company (N.Z.) Limited	Alcarras, Spain Tarazona, Spain
Auckland, New Zealand
Wrigley Chewing Gum Company Ltd.*		Joyco Foodstuff (China) Co. Ltd.*
Guangzhou, Guangdong, People’s Republic of China	Wrigley Scandinavia AS	Guangzhou Province, People’s Republic of China
Oslo, Norway
Wrigley Confectionary (Shanghai) Company Ltd.*		Joyco India Private Limited*
Shanghai, People’s Republic of China	The Wrigley Company (P.N.G.) Ltd.	Baddi, India
Port Moresby, Papua New Guinea
Wrigley Croatia d.o.o.		Joyco Italia Srl
Zagreb, Croatia	Wrigley Philippines, Inc.*	Aprilia, Italy
Antipolo City, Philippines
Wrigley s.r.o.		Cafosa Gum, SA*
Prague, Czech Republic	Wrigley Poland Sp.zo.o.*	Santiga, Spain
Poznan, Poland
The Wrigley Company Limited*		Wuzhou Cafosa Gum Ltd.*
Plymouth, England, U.K.	Wrigley Romania Produse Zaharoase SRL	Wuzhou City, Guangxi, People’s Republic of China
Bucharest, Romania
Wrigley France S.N.C.*
Biesheim, France

The Wrigley Company markets chewing gum, bubble gum, and confectionery products around the world.

It’s major brands include:

DOMESTIC BRANDS

Big League Chew	Extra	Orbit White

Big Red	Freedent	Reed’s

Doublemint	Hubba Bubba Bubble Jug	Squeeze Pop

Dragon Fire	Hubba Bubba Bubble Tape	Velamints

Eclipse	Hubba Bubba Ouch!	Winterfresh

Eclipse Flash	Hubba Bubba Sweet Roll	Winterfresh Thin Ice

Eclipse Mints	Juicy Fruit	Wrigley’s Spearmint

Everest	Orbit

INTERNATIONAL BRANDS

Airwaves	Extra	Juicy Fruit

Alpine	Extra Mints	Orbit

Arrowmint	Extra Thin Ice	Orbit Drops

Big Boy	Extra for Kids	Orbit for Kids

Big G	Extra White	Orbit White

Big Red	Freedent	PimPom

Boomer	Freedent for Kids	P.K.

Cool Air	Freedent White	Solano

Cool Crunch	Hubba Bubba	Trex

Doublemint	Hubba Bubba Bubble Tape	Winterfresh

Dulce 16	Hubba Bubba Mix & Match	Winterfresh Thin Ice

Eclipse	Icewhite	Wrigley’s Spearmint

Excel		X-Cite

The brands listed above are trademarks owned by the Wm. Wrigley Jr. Company or used under license from the trademark owner.

WM. WRIGLEY JR. COMPANY
Wrigley Building
410 North Michigan Avenue
Chicago, Illinois 60611